AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1998
                                        REGISTRATION STATEMENT NO. 333-_______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       -----------------------------------
                                CFI MORTGAGE INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
                       -----------------------------------
         Delaware                       6199                       52-2023491
(State or Other Jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
of Incorporation or            Classification Code Number)      Identification
   Organization)                                                    Number)


                              580 Village Boulevard
                                    Suite 120
                         West Palm Beach, Florida 33409
                                 (561) 687-1595
          (Address and Telephone Number of Principal Executive Offices)

(Address of Principal Place of Business or Intended Principal Place of Business)
                 ----------------------------------------------
                             Christopher C. Castoro
                             Chief Executive Officer
                                CFI Mortgage Inc.
                              580 Village Boulevard
                                    Suite 120
                         West Palm Beach, Florida 33409
                                 (561) 687-1595

            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                 -----------------------------------------------
                                    COPY TO:
                            JAMES R. TANENBAUM, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400
                 ----------------------------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         -------------------------------
                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Proposed Maximum        Proposed Maximum
Title Of Each Class Of Securities                        Amount to be       Offering                Aggregate          Amount of
       to be Registered                                   Registered    Price Per Share (3)(4)    Offering Price    Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock underlying IPO Warrants.....   100,000 Shares(1)        $6.00                $600,000              $204
------------------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock underlying Additional
Warrants...........................................   240,000 Shares(1)        $8.50                $2,040,000             $692
------------------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par value.............   640,000 Shares(2)        $6.25                $4,000,000             $1,356
------------------------------------------------------------------------------------------------------------------------------------
            Total Registration Fee.................                                                                        $2,252
------------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416, there are also being registered such indeterminable number of additional securities which may be issued as a result of the anti-dilution provisions of the IPO Warrants and the Additional Warrants.

(2) Represents the number of shares of Common Stock initially issuable upon exercise of the Series A Convertible Preferred Stock, dividends payable in shares of the Company's Common Stock, and includes such indeterminable number of additional shares which may be issued as a result of the fluctuation of the conversion price.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the closing sale price of the Common Stock on the Nasdaq SmallCap Market on January 16, 1998.

(4)  The maximum aggregate price per unit of the IPO Warrants and the Additional
     Warrants has been calculated pursuant to Rule 457(g).

                        -------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED JANUARY 22, 1998
PROSPECTUS
                                CFI MORTGAGE INC.
                         980,000 SHARES OF COMMON STOCK

     This Prospectus relates to the following securities of CFI Mortgage Inc., a Delaware corporation (the "Company"): (a) 240,000 shares of common stock, $.01 par value (the "Common Stock"), underlying warrants (the "IPO Warrants") entitling the holder to purchase one share of the Company's Common Stock exercisable at $6.00, subject to adjustment in certain circumstances (the "Shares Underlying IPO Warrants"), (b) 100,000 shares of Common Stock underlying warrants (the "Additional Warrants") entitling the holder to purchase one share of the Company's Common Stock exercisable at $8.50, subject to adjustment in certain circumstances (the "Shares Underlying Additional Warrants"), and (c) 640,000 shares of Common Stock issuable to the Selling Stockholders upon conversion of their Convertible Preferred Stock (as hereinafter defined) (the "Conversion Shares"). The IPO Warrants expire on May 27, 2001 and the Additional Warrants expire on September 17, 2001. See "Description of Capital Stock." The Shares Underlying IPO Warrants, the Shares Underlying Additional Warrants and the Conversion Shares are referred to collectively herein as the "Shares."

     The Shares may be offered by the Selling Stockholders from time to time, pursuant to this Prospectus, on terms to be determined at the time of sale, in transactions in the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through securities broker-dealers or other agents, and such broker-dealers or other agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Common Stock or interests therein as a pledgee and may, from time to time, effect distributions of Shares or interests in such capacity. See "Selling Stockholders" and "Plan of Distribution." The Selling Stockholders and any brokers, dealers or agents through whom sales of the Common Stock are made may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Common Stock may be considered to be underwriting compensation.

     The Company is not selling any of the Shares offered hereby and will not receive any of the proceeds from sales of Shares by the Selling Stockholders. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares offered hereby by the Selling Stockholders (other than underwriting discounts and selling commissions).

     Information concerning the Selling Stockholders may change from time to time and will be set forth in supplements to this Prospectus.

     SEE "RISK FACTORS" ON PAGES 5 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
                              ---------------------

 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
   THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                              --------------------

     Prior to the Company's initial public offering (the "Public Offering") of 1,000,000 shares of Common Stock in May 1997, there was no established trading market for the Common Stock. The Company's Common Stock is now included for quotation on the Nasdaq SmallCap Market under the symbol "CFIM." The reported closing sale price of the Common Stock on the Nasdaq SmallCap Market on January 16, 1998 was $6.25 per share.

                              --------------------

                      THE DATE OF THIS PROSPECTUS IS , 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              AVAILABLE INFORMATION

     The Company's principal executive offices are located at 580 Village Boulevard, Suite 120, West Palm Beach, Florida 33409, telephone (561) 687-1595. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web Site address which contains reports, proxy and information statements and other information regarding the registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

     The Company has filed with the SEC a Registration Statement on Form SB-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the registration of the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the SEC as indicated above upon payment of the fees prescribed by the SEC. Each such statement is qualified in its entirety by such reference.

                           FORWARD-LOOKING STATEMENTS

     THE MATTERS DISCUSSED IN THIS PROSPECTUS UNDER "RISK FACTORS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS OR IN THE COMPANY'S FILINGS UNDER THE EXCHANGE ACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL FUTURE RESULTS OR TRENDS TO DIFFER MATERIALLY FROM FUTURE RESULTS OR TRENDS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED IN THIS PROSPECTUS UNDER "RISK FACTORS" AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS. UPDATED INFORMATION WILL BE PERIODICALLY PROVIDED BY THE COMPANY AS REQUIRED BY THE SECURITIES ACT AND THE EXCHANGE ACT. THE COMPANY, HOWEVER, UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO SUCH FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, (A) ALL REFERENCES HEREIN TO THE "COMPANY" OR "CFI" REFER TO CFI MORTGAGE INC. AND ITS WHOLLY-OWNED SUBSIDIARIES, BANKERS DIRECT MORTGAGE CORPORATION ("BDMC") AND DIRECT MORTGAGE PARTNERS, INC. ("DMP") AND (B) ALL REFERENCES TO THE COMPANY'S OR CFI'S ACTIVITIES, RESULTS OF OPERATIONS OR FINANCIAL CONDITION PRIOR TO THE DATE OF THE COMPANY'S INITIAL PUBLIC OFFERING (THE "PUBLIC OFFERING") RELATE TO THE ACTIVITIES, RESULTS OF OPERATIONS OR FINANCIAL CONDITION OF CFI MORTGAGE CORPORATION. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                   THE COMPANY

     The Company is a rapidly growing mortgage banker engaged in originating, purchasing and selling nonconforming subprime and conventional loans on one-to-four unit properties through its retail, wholesale and consumer finance divisions. The Company operates primarily in the State of Florida. The Company's business strategy is to increase profitably the volume of its loan originations and purchases. All loan applications, whether originated or purchased by the Company, are subject to the Company's underwriting criteria and the guidelines set forth by the relevant governmental loan program or private investors, as applicable. The Company sells substantially all of the mortgage loans it originates or purchases, together with the related mortgage servicing rights, to institutional purchasers, including national and regional commercial banks and other mortgage lenders. See "Business--Sale of Loans."

     All of the Company's operations are conducted through its wholly-owned subsidiaries, BDMC and DMP. BDMC was incorporated in Florida as Creative Industries, Inc. in April 1989. In October 1990, Creative Industries, Inc.'s name was changed to Creative Financing, Inc. In May 1995, Creative Financing, Inc.'s name was changed to CFI Mortgage Corporation ("CFI Mortgage"). DMP was incorporated in Florida in August 1997. In March 1997, CFI Mortgage Inc. was incorporated in Delaware, and immediately prior to the Public Offering, Vincent
J. Castoro and Christopher C. Castoro, who owned all of the issued and outstanding common stock of CFI Mortgage (the "Existing Stockholders"), contributed their shares of common stock of CFI Mortgage to the Company in exchange for all of the outstanding shares of Common Stock of the Company (the "Exchange"). From April 1989 until the time of the Exchange, CFI Mortgage was treated as an S corporation under Subchapter S (an "S corporation") of the Internal Revenue Code of 1986, as amended (the "Code"). Simultaneous with the Exchange, CFI Mortgage ceased to be treated as an S corporation. See "Reorganization and Termination of S Corporation Status."

                               RECENT DEVELOPMENTS

     On October 30, 1997, DMP entered into a $50,000,000 revolving accumulation repurchase agreement with Nikko Financial Services Inc. As of December 31, 1997, the interest rate on this facility varied by product type from 6.75% to 7.25%. This facility allows the Company to finance and accumulate nonconforming subprime mortgage loans for bulk loan sale to final investors. DMP's obligations under this facility are guaranteed by the Company. The facility also contains customary representations, warranties and covenants.

     The Company has recently expanded its operations both within Florida and to five other states by opening offices in Anaheim Hills, California; Colorado Springs, Colorado; Tampa and Orlando, Florida; Atlanta, Georgia; Chicago, Illinois; and Knoxville, Tennessee; and has hired 55 additional employees to meet its growing originations. During the nine months ended September 30, 1997, the Company originated $23,988,348 in nonconforming loans compared to $0 in the nine months ended September 30, 1996. The Company no longer purchases loans from correspondents.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale by the Selling Stockholders of the Shares. All proceeds from the sales thereof are solely for the account of the Selling Stockholders.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative and involves a high degree of risk, including risks associated with the competitive nature of the mortgage banking business, government regulation and dilution. See "Risk Factors."

                             SUMMARY FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                                                    Nine Months Ended
                                                             YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                             1996              1995              1997                1996
                                                             ----              ----              ----                ----
                                                                                                       (unaudited)

STATEMENTS OF OPERATIONS DATA:
Revenues..............................                 $    8,312         $    5,493         $   7,223             $   5,769
Expenses..............................                      8,001              5,082             8,576                 5,979
Net income (loss).....................                        311                411            (1,353)                 (209)
PRO FORMA INFORMATION (UNAUDITED):
Pro forma provision (credit) for
  income taxes(2).....................                 $      110         $      (49)       $      473)           $      (69)
                                                       ----------         -----------       -----------           ----------
Pro forma net income (loss)(2)........                 $      201         $      460        $     (880)           $     (140)
                                                       ==========         ==========        ===========           ===========
PER SHARE DATA (UNAUDITED):
Pro forma net income (loss)
  per share(2)(3).....................                 $     0.17         $     0.38        $    (0.54)           $    (0.12)
Pro forma weighted average
  shares outstanding(2)(3)............                  1,200,000          1,200,000         1,644,445             1,200,000
OPERATING DATA (UNAUDITED):
Loans originated......................                 $  162,495         $  129,351          $117,919              $126,241
Loans purchased.......................                 $   68,319         $   47,667           $60,936               $50,192
Total loans originated or purchased...                 $  230,814         $  177,018          $178,856              $176,434
Average principal balance per
  loan originated or purchased........                 $       87         $       82               $84                   $86
Average loan-to-value ratio...........                       91.2%              89.7%             92.6%                 90.4%
Loan sales............................                 $  230,814         $  177,018          $156,606              $176,434


                                                                   DECEMBER 31,
                                                              1996              1995               SEPTEMBER 30, 1997
                                                              ----
BALANCE SHEET DATA:
Working capital.......................                        $1,083          $  776                    $ 2,649
Total assets..........................                         2,431           1,913                     28,822
Total liabilities.....................                         1,022             815                     25,140
Stockholders' equity..................                         1,409           1,098                      3,681

----------------
(1)  In 1989, the Company acquired a parcel of land in Florida for development.
     In 1996, management decided to sell the land and accordingly reclassified the land as a current asset at December 31, 1996. As the cost of the land exceeded its fair market value of $207,500 by $45,735, the statement of operations for 1996 reflects a charge of $45,735 to reflect the asset's fair value at December 31, 1996.

     In 1992, the Company issued 5,000 shares of its common stock in exchange for 40% of the capital stock of 430 Carroll
     Street Corp. ("Carroll Street"). The basis of the 40% interest is $280,000.
     In December 1996, management determined to sell the investment. In February
     1997, the investment's fair market value was appraised at $175,224. The accompanying financial statements reflect a charge to operations of $104,776 in 1996 to record the investment at its appraised fair market value at December 31, 1996.

(2) Prior to the Public Offering, the Company was treated as an S corporation, so that in lieu of payment of income taxes at the corporate level, the stockholders individually reported their pro rata share of the Company's income, deductions, losses and credits. The pro forma presentation reflects the provision for income taxes as if the Company had always been a C corporation at an assumed effective tax rate of 34%.

(3) Pro forma net income per share has been computed by dividing pro forma net income by the 1,200,000 shares of Common Stock of the Company received by the Existing Stockholders in exchange for the shares of CFI Mortgage. See
     "Reorganization and Termination of S Corporation Status."

                                  RISK FACTORS

     AN INVESTMENT IN THE SHARES OFFERED HEREBY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY AND THE SHARES OFFERED HEREBY, TOGETHER WITH THE INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, BEFORE INVESTING IN THE SHARES.

GENERAL BUSINESS RISKS

     The Company's business is subject to various business risks. Economic conditions affect the decision to buy or sell residences. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated and purchased by the Company less attractive to borrowers or investors. In addition, a decline in real estate values will have a negative impact on the loan-to-value ratio for the related mortgage loans, weakening the collateral coverage and resulting in greater exposure in the event of a default. See "--Credit Risks Associated with Nonconforming Loans" and "Business."

FEDERAL PROGRAMS

     The Company's ability to sell its mortgage loans to institutional investors, who in turn generate funds by selling mortgage-backed securities, is largely dependent upon the continuation of programs administered by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Corporation ("FHLMC") and the Government National Mortgage Association ("GNMA"), which facilitate the issuance of such securities, as well as the Company's continued eligibility to participate in such programs. In addition, approximately 48% (based on 1996 mortgage loan originations and purchases) and 37% (based on mortgage and loan originations and purchases for the nine months ended September 30, 1997) of the Company's revenue is dependent upon the continuation of various programs administered by the Federal Housing Administration (the "FHA"), which insures mortgage loans, and the Department of Veterans Affairs (the "VA"), which partially guarantees mortgage loans. Although the Company is not aware of any proposed actions, the discontinuation of, or a significant reduction in, the operation of such programs could have a material adverse effect on the Company's operations. In addition, the mortgage loan products eligible for such programs may be changed from time to time by the sponsor. The profitability of specific types of mortgage loan products may vary depending on a number of factors, including the administrative costs to the Company of purchasing or originating such types of mortgage loans. See "Business--Loan Production" and "Business--Sale of Loans."

DEPENDENCE ON AVAILABILITY OF FUNDING SOURCES

     The Company's ability to originate and purchase mortgage loans depends to a large extent upon its ability to secure financing on acceptable terms. The Company currently funds substantially all of the loans it originates and purchases through borrowings under collateralized loan purchase agreements ("Purchase Agreements") with several commercial banks, which generally are terminable at will by either party. The Company currently also has a $50,000,000 warehouse credity facility with Bank One, Texas, N.A., that matures on June 30, 1998. The Company's borrowings are in turn repaid with the proceeds received by the Company from selling such loans. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases. During the year ended December 31, 1996 and the nine months ended September 30, 1997, 94% and 71%, respectively, of the loans originated or purchased by the Company were sold to four and ten purchasers, respectively. During the year ended December 31, 1996, one of these purchasers accounted for 61% of such sales and four purchasers accounted for 56% of such sales during the nine months ended September 30, 1997. Accordingly, any failure to renew or obtain adequate funding under the Company's financing facilities or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company's results of operations and financial condition. To the extent the Company is not successful in maintaining or replacing existing financing, it may have to curtail its mortgage loan purchase and origination activities, which could have a material adverse effect on the Company's financial condition and results of operations.

     Management believes there are alternative sources for such credit facilities. For example, the Company could enter into arrangements with proposed institutional purchasers to fund mortgage loans with such institutional purchasers' warehouse lines of credit (a procedure known as "table funding"), although such an arrangement would be less profitable to the Company than its current method of financing mortgage loans. To date, the Company has not utilized table funding to any significant degree. See "Business--Financing of Mortgage Banking Operations."

CREDIT RISKS ASSOCIATED WITH NONCONFORMING LOANS

     The Company is subject to various risks associated with originating nonconforming loans, including, but not limited to, the risk that borrowers will not satisfy their debt service payments, including payments of interest and principal, and that the realizable value of the property securing such loans will not be sufficient to repay the borrower's obligations to the Company. Because of the Company's increasing focus on credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage lending industry in general. These risks increase during an economic downturn or recession. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect the Company's ability to sell, and could increase the cost of selling, loans on a whole loan basis, which could adversely affect the Company's financial condition and results of operations. In addition, in an economic slowdown or recession, the value of the Company's mortgage servicing rights may be impaired. See "--Value of Mortgage Servicing Rights."

INTEREST RATE FLUCTUATIONS

     Changes in interest rates can have differing effects on various aspect of the Company's business, particularly in the areas of volume of mortgage loans originated and purchased, net interest income, sales of mortgage loans and the value of the Company's purchased mortgage servicing rights.

     NET INTEREST INCOME. Although the Company currently sells all of the mortgage loans it originates and purchases, in the future it may retain some or all of its loan portfolio. In such an event, the Company may receive net interest income. Net interest income (interest earned less interest expense) is directly related to the difference between the yield earned on mortgage loans originated or purchased by the Company and the cost of funds borrowed by the Company ("spread"). The factors which can affect the spread include interest rates charged by lenders, the relationship between long term and short term interest rates and the use of compensating balance (escrow funds held on deposit with lending banks) to decrease interest rates charged on borrowed funds. There can be no assurance that the spread will not decrease from its current level. A decrease in the spread would have a negative effect on the Company's net interest income. See "Business--Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VOLUME OF MORTGAGE LOANS ORIGINATED AND PURCHASED. In periods of declining interest rates, such as have occurred recently, demand for mortgage loans typically increases, particularly for mortgage loans related to refinancing of existing loans. In periods of rising interest rates, demand for mortgage loans typically declines. The Company could be materially adversely affected by a decline in demand for mortgage loans in the State of Florida, which is the area in which the Company originates and purchases the majority of its loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     SALES OF MORTGAGE LOANS. The sale of mortgage loans may generate a gain or loss to the Company. Gains or losses result primarily from three factors. First, the Company may originate or purchase a loan at a price (i.e., interest rate and discount) which may be higher or lower than the Company would receive if it immediately sold the loan in the secondary market. These pricing differences occur principally as a result of competitive pricing conditions in the primary loan origination market. Second, gains or losses from the sale of loans acquired and accumulated for bulk sale depend upon the rate of borrower defaults and bankruptcies during the accumulation period. Third, gains or losses upon the sale of loans may result from changes in interest rates which result in changes in the market value of the loans, or commitments to originate or purchase loans, from the time the price commitment is given to the customer until the time that the loan is sold by the Company to the investor. In order to reduce the effect of interest rate changes on the gain and loss on loan sales, the Company generally commits to sell all its warehouse loans (i.e., mortgage loans that have closed) and its pipeline loans (i.e., mortgage loans which are not yet closed but for which the interest rate has been established) to institutional investors for delivery at a future time for a stated price. In general, the Company will not establish an interest rate for a mortgage loan until it has obtained a commitment from an institutional investor to purchase the loan. These commitments are on a "best efforts" basis, and the Company has no obligation to sell a loan to an investor unless and until the loan closes. See "Business--Sale of Loans."

VALUE OF MORTGAGE SERVICING RIGHTS

     The prices obtained by the Company upon the sale of mortgage servicing rights depend upon a number of factors, including the general supply of and demand for mortgage servicing rights, as well as prepayment and delinquency rates on the portfolios of mortgage servicing rights being sold. Interest rate changes can affect the ability to sell or the profitability of a sale of mortgage servicing rights to a third party. Purchasers of mortgage servicing rights analyze a variety of factors, including prepayment sensitivity of servicing rights, to determine the purchase price they are willing to pay. Thus, in periods of declining interest rates, sales of mortgage servicing rights related to higher interest rate loans may be less profitable than sales of mortgage servicing rights related to lower interest rate loans. Since these factors are largely beyond the control of the Company, there can be no assurance that the current level of profitability from the sale of mortgage servicing rights will be maintained. Because the Company generally sells mortgage servicing rights on mortgage loans it originates or purchases within 30 to 90 days of closing, the length of time the Company is exposed to the risk of declines in value of the rights is relatively short. If the rate of prepayment of the related mortgage loans exceeds the rate assumed by the Company, due to a significant reduction in interest rates or otherwise, accelerated amortization or, in extreme cases, write-off's of servicing rights may become necessary, thereby decreasing earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sale of Loans" and "Business--Financing of Mortgage Banking Operations."

POSSIBLE LOSSES ON MORTGAGE LOANS DURING BULKING PERIOD

     Although the Company sells substantially all of the loans that it originates and purchases, the Company acquires and accumulates some loans for bulk sale. During the time the loans are held pending sale, the Company is not able to use the proceeds received from selling the loans to fund new originations. The Company could be materially adversely affected by a delay in selling the mortgage loans once a substantial amount have been acquired for bulk sale. Furthermore, during the bulking period, the Company is subject to various business risks associated with lending, including the risk of borrower defaults and bankruptcies, the risk of fraud and losses and the risk that an increase in interest rates would result in a decline in the value of loans to potential purchasers.

GEOGRAPHIC CONCENTRATION

     All of the Company's loan origination and purchase volume for the year ended December 31, 1996 and 93% for the nine months ended September 30, 1997 were derived from the State of Florida. Although the Company is licensed or registered in 12 states, the Company currently does the large majority of its business inside the State of Florida. Consequently, the Company's results of operations and financial condition are affected by general trends in the Florida economy and its residential real estate market.

LEGISLATIVE AND REGULATORY RISK

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The reduction or elimination of the mortgage interest deduction could have a material adverse effect on the demand for the mortgage loans offered by the Company.

     The operations of the Company are subject to extensive regulation by federal and state governmental authorities and agencies including the U.S. Department of Housing and Urban Development ("HUD"), FNMA, FHLMC, GNMA, FHA and VA. Consequently, the Company is subject to various laws, rules and regulations and judicial and administrative decisions that, among other things, regulate credit granting activities, govern secured transactions and establish collection, repossession and claims handling procedures and other trade practices. Failure to comply with requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions. Although the Company believes that it is in compliance in all material respects with applicable federal and state laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase, or sell mortgage loans, further limit or restrict the amount of interest and other fees that may be earned or charged on mortgage loans originated, purchased, or serviced by the Company or otherwise adversely affect the business or prospects of the Company. See "Business--Regulation."

     From time to time federal legislation has been proposed to regulate certain practices with respect to mortgage servicers holding escrow accounts of borrowers, a business in which the Company proposes to engage in the future. Such legislation, if enacted, would establish in all states a uniform requirement for the payment of interest on such escrow accounts and otherwise regulate such escrow accounts in ways which would negatively affect the benefits which the Company would derive from such accounts. It is impossible to predict whether such legislation or any similar legislation regulating escrow practices will be enacted, or if enacted, what form it will take. See "Business--Regulation."

LIABILITIES UNDER REPRESENTATIONS AND WARRANTIES

     In the ordinary course of business, the Company makes representations and warranties to the purchasers and insurers of mortgage loans and the purchasers of mortgage servicing rights regarding compliance with laws, regulations and program standards and as to accuracy of information. The Company generally receives similar representations and warranties from the correspondents from whom it purchases loans. Although the Company has not incurred losses in any material respect as a result of mortgage loan repurchases due to breaches in representations and warranties, there can by no assurance that the Company will not experience such losses in the future. See "Business--Sale of Loans."

DELINQUENCY AND DEFAULT RISKS

     The Company originates and purchases nonconforming subprime and conventional loans as well as loans insured by the FHA or partially guaranteed by the VA. In the case of nonconforming subprime and conventional loans, the Company is generally at risk for any mortgage loan default until the loan is sold (typically within 10 to 90 days of closing). The Company seeks to minimize this risk for conventional loans with a loan-to-value ratio of greater than 80% by requiring the borrowers to obtain private mortgage insurance ("PMI") which would cover any default or other defect. Once the Company sells the loan, the risk of loss from mortgage loan default and foreclosure generally passes to the purchaser or insurer of the loan. The Company has from the time a FHA or VA mortgage loan is originated or purchased until the first payment is due (which is a minimum of 31 days after the loan closes) to request insurance or a guarantee certificate. Once the insurance or guarantee certificate is issued, the Company has no risk of default except with respect to certain losses related to foreclosure of FHA mortgage loans and losses which exceed the VA's guarantee limitation. See "Business--Sale of Loans."

     Under limited circumstances, the Company could be subject to the risk of liability for the removal of environmental pollutants from properties upon which it has foreclosed. See "--Possible Environmental Liabilities" below and "Business--Environmental Matters."

RELATIONSHIP WITH BROKERS AND CORRESPONDENTS

     During the year ended December 31, 1996 and nine months ended September 30, 1997, brokers and correspondents accounted for approximately 30% and 34%, respectively, of the mortgage loans originated and purchased by the Company, while 70% and 66%, respectively, of such mortgage loans were originated by the Company's retail division. None of these brokers or correspondents is contractually obligated to do business with the Company. Further, the Company's competitors also have relationships with the Company's brokers and correspondents and actively compete with the Company in its efforts to expand its broker and correspondent networks. Accordingly, there can be no assurance that the Company will be successful in maintaining its existing relationships or expanding its broker and correspondent networks.

     The Company originated and purchased loans in the year ended December 31, 1996 from a total of 17 brokers and ten correspondents, who accounted for approximately 14% and 16%, respectively, of the total volume of loans originated and purchased during the year ended December 31, 1996. The Company originated and purchased loans in the nine months ended September 30, 1997 from a total of 30 brokers and five correspondents, who accounted for approximately 24% and 10%, respectively, of the total volume of loans originated and purchased during such period. Accordingly, if any of the Company's principal brokers and correspondents ceased to do business with the Company, the volume of the Company's loan originations and purchases, as well as the Company's results of operations and financial condition, could be materially adversely affected. See "Business--Loan Production."

COMPETITION

     The Company faces strong competition in originating, purchasing and selling mortgage loans and mortgage servicing rights. The Company's competition is principally from savings and loan associations, other mortgage companies, commercial banks and, to a lesser degree, credit unions and insurance companies, depending upon the type of mortgage loan product offered. Many of these institutions have greater financial and other resources than the Company and maintain a significant number of branch offices in the areas in which the Company conducts operations. Increased competition for mortgage loans from larger lenders may result in a decrease in the volume of loans originated and purchased by the Company, thereby possibly reducing the Company's revenues. See "Business--Competition."

POSSIBLE ENVIRONMENTAL LIABILITIES

     In the ordinary course of its business, the Company from time to time forecloses on properties securing mortgage loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by such parties in connection with the contamination. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. Although the Company has not incurred losses in any material respect as a result of liabilities under environmental laws, there can be no assurance that the Company will not experience such losses in the future. See "Business--Environmental Matters."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success will depend to a significant extent on the efforts of key management personnel, including Vincent C. Castoro, Chairman of the Board, Christopher C. Castoro, Chief Executive Officer, Don M. Lashbrook, President, and Vincent J. Castoro, Vice President, respectively, of the Company. At the closing of the Public Offering, the Company entered into three-year employment agreements with each of Vincent C. Castoro, Vincent J. Castoro and Christopher C. Castoro. The loss of one or more of these key employees could have a material adverse effect on the Company's business. See "Management."

MANAGING POTENTIAL GROWTH

     Since its inception, the Company has grown rapidly, and currently has a total of 239 full-time employees. This growth has placed, and is expected to continue to place, a significant strain on the Company's management and physical and capital resources. The Company anticipates that it will need to hire additional key personnel in order to implement fully its business strategy. No assurance can be given as to whether, when, if ever, and under what terms the Company will be able to attract such new personnel. In order to manage such growth successfully, the Company will be required, among other things, to implement and manage its operational and financial systems on a timely basis and to train, manage and expand its growing employee base. Further, management will be required to maintain successfully relationships with various governmental agencies, real estate professionals, institutional investors, providers of warehouse loans, advertising agencies and other third parties and to maintain control over the strategic direction of the Company in a rapidly changing marketplace. There can be no assurance that the Company's current personnel, systems, procedures and quality and accounting controls will be adequate to support the Company's future operations, that management will be able to identify, hire, train, motivate or manage needed and qualified personnel, or that management will be able to identify and exploit existing and potential opportunities. If the Company is unable to manage growth effectively, the Company's business, financial condition and operating results will be materially adversely affected. See "--Dependence on Key Personnel," "Business--Properties," and "Management."

CONTROL BY OFFICERS AND DIRECTORS

     Directors and officers of the Company and their affiliates beneficially own 1,207,000 shares, or approximately 54.9%, of the Company's outstanding Common Stock. As a result, the Company's directors, officers and their affiliates will continue to be able to elect a majority of the Company's Board of Directors, to dissolve, merge, or sell the assets of the Company, and to direct and control the Company's operations, policies and business decisions. The Company's directors, officers and their affiliates will also be able to direct the outcome of any proposal requiring stockholder approval. Such control may be considered to have anti-takeover effects and may delay or prevent a takeover attempt that a stockholder might consider to be in such stockholder's best interest. See "Principal Stockholders."

FLUCTUATIONS IN PERFORMANCE; SEASONALITY

     The Company's operating results can fluctuate substantially from period to period as a result of a number of factors, including the volume of loan originations and purchases, interest rates and the level of sales of mortgage servicing rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the mortgage banking industry is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which sales typically peak during the spring and winter seasons and decline from January through March. See "Business--Seasonality."

FACTORS AFFECTING MARKET PRICE OF THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company and its industry, and general economic and market conditions. The market price of the Common Stock may also be significantly influenced by factors such as the announcement of new products by the Company or its competitors, quarter-to-quarter variations in the Company's results of operations and conditions in the industry. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices of emerging growth companies, including financial services companies. These extreme price and volume fluctuations experienced by emerging growth companies may be unrelated to the operating performance of a specific company and may be caused by investors' perceptions of the prospects for the general economy, the stock market in general, emerging companies or financial services companies. There can be no assurance that the market price of the Common Stock will be stable or will increase in accordance with operating performance by the Company.

POSSIBLE DELISTING OF SECURITIES; RISK OF LOW PRICED STOCKS

     The Common Stock is currently included in the Nasdaq SmallCap Market under the symbol "CFIM." The Common Stock may be delisted unless, among other things, the Company (a) maintains either at least (i) $2,000,000 in net tangible assets,
(ii) market capitalization of $35,000,000 or (iii) earns net income (in latest fiscal year or two of last three fiscal years) of $500,000; (b) has a public float of 500,000 shares with a market value of $1,000,000; and (c) the bid price of the Common Stock is at least $1.00 per share. While the Company presently meets the required standards for continued inclusion in the Nasdaq SmallCap Market, there can be no assurance that it will continue to be able to do so. If the Company should fail to meet one or more of such standards, the Common Stock would be subject to deletion from the Nasdaq SmallCap Market. If this should occur, trading, if any, in the Common Stock would then continue to be conducted in the over-the-counter market on the Electronic Bulletin Board, a National Association of Securities Dealers, Inc. ("NASD")--sponsored inter-dealer quotation system, or in what are commonly referred to as "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, if the Common Stock ceases to be quoted on Nasdaq SmallCap Market and the Company fails to meet certain other criteria, trading in the Common Stock would be subject to a Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, if the Company's securities were no longer quoted on Nasdaq SmallCap Market, the rule may affect the ability of broker-dealers to sell the Common Stock and the ability of purchasers to sell their Common Stock in the secondary market.

     The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rule") requires additional disclosure in connection with any trades involving a stock defined as penny stock (any Nasdaq equity security that has a market price or exercise price of less than $5.00 per share and less than $2,000,000 in net tangible assets, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for penny stock held in the account and information on the limited market in penny stocks.

NO DIVIDENDS

     The Company has not paid any cash dividends (except for S corporation distributions to the Existing Stockholders) on its Common Stock since its inception and does not currently anticipate paying dividends on its Common Stock in the foreseeable future. The Company conducts substantially all of its operations through its subsidiaries. Accordingly, the Company's ability to pay dividends is also dependent upon the ability of its subsidiaries to make cash distributions to the Company. The payment of dividends to the Company by its subsidiaries is and will continue to be restricted by or subject to, among other limitations, applicable provisions of state and federal laws, contractual provisions, the earnings of such subsidiaries and various business considerations. See "Dividend Policy."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Certificate of Incorporation requires a 70% supermajority vote of stockholders to amend certain provisions of the Bylaws pertaining to the calling of special meetings and the election and removal of directors. In addition, the Board of Directors has the ability to issue "blank check" preferred stock without stockholder approval. The rights of the holders of Common Stock may be materially limited or qualified by the issuance of additional series of preferred stock. The Company is also subject to provisions of the Delaware General Corporation Law that prohibit a publicly held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Certain Charter, Bylaw and Statutory Provisions."

ABILITY OF THE COMPANY TO ISSUE ADDITIONAL SHARES OF COMMON STOCK

     The Company has the ability to issue shares of Common Stock from time to time without stockholder approval. The Company intends to raise additional capital in one or more public or private equity offerings in the future. There can be no assurance that the Company will be able to complete any such equity offering. The Company has a total of 17,800,000 shares of Common Stock authorized but unissued.

             REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

     From April 17, 1989 (inception) through the date of the Public Offering, CFI Mortgage was treated for federal income tax purposes as an S corporation, and was treated as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, CFI Mortgage's historical earnings had been taxed directly to CFI Mortgage's stockholders at their individual federal and state income tax rates, rather than to CFI Mortgage. Pursuant to the terms of a contribution agreement (the "Contribution Agreement"), the Existing Stockholders contributed their stock of CFI Mortgage to the Company, in exchange for 1,200,000 shares of Common Stock. The Existing Stockholders were Vincent J. Castoro and Christopher C. Castoro, who received a portion of their Common Stock as gifts from their father, Vincent C. Castoro (collectively with the Existing Stockholders, the "Prior Stockholders"), the Company's Chief Executive Officer, in 1993. See "Certain Relationships and Related Party Transactions." As a result of the Exchange, the Company and CFI Mortgage, which became a wholly owned subsidiary of the Company, became fully subject to federal and state income taxes, and the Company recorded a deferred tax asset on its balance sheet. See "Selected Financial Data."

     From April 17, 1989 through December 31, 1996, CFI Mortgage had not paid any of its earnings to the Prior Stockholders in the form of S corporation distributions. On March 26, 1997, CFI Mortgage distributed as a dividend (the "Distribution") to the Existing Stockholders CFI Mortgage's 40% interest (the "Interest") in Carroll Street, a New York corporation whose principal asset is a building located in Brooklyn, New York. The remaining 60% of Carroll Street is owned by Vincent C. Castoro. The distribution of the Interest, which was recorded on CFI Mortgage's balance sheet at December 31, 1996 as having a value of $175,224, was intended to offset taxes payable at the applicable statutory rate by the Existing Stockholders on the estimated net earnings of CFI Mortgage for the period from January 1, 1996 to December 31, 1996 and to distribute to the Existing Stockholders previously earned and undistributed S corporation earnings.

                                 USE OF PROCEEDS

     This Prospectus relates to Shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares offered by the Selling Stockholders. All proceeds from the sales thereof are solely for the accounts of the Selling Stockholders. The Company will pay for certain expenses related to the registration of the Shares. See "Selling Stockholders" and "Plan of Distribution."

                                 DIVIDEND POLICY

     The Company has no present intention to pay cash dividends on the Common Stock. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. For a discussion of distributions paid by the Company prior to the Public Offering, see "Reorganization and Termination of S Corporation Status."

                    PRICE RANGE OF THE COMPANY'S COMMON STOCK

     Effective May 27, 1997, the Common Stock of the Company was included in the Nasdaq Small Cap Market under the symbol "CFIM." The following table sets forth for the calendar periods indicated the high and low bid prices on the Nasdaq Small Cap Market for the Common Stock for the period commencing May 27, 1997. The prices set forth below do not include retail mark-ups, mark-downs or commissions and represent prices between dealers and are not necessarily actual transactions.

                                                                          Common Stock

                                                                       High            Low

          1998
          First Quarter (through January 16).....................      7.875            6.25

          1997
          Second Quarter (from May 27)...........................      $10.75          $5.75
          Third Quarter..........................................       15.25           7.38
          Fourth Quarter.........................................       12.44           7.00

     There were approximately ten shareholders of record of Common Stock as of January 16, 1998. This number does not include beneficial owners holding shares through nominee or "street" names. The Company believes that it has more than 500 beneficial holders of Common Stock.

                             SELECTED FINANCIAL DATA

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The historical balance sheet and results of operations of the Company included in the selected pro forma condensed financial data are as of December 31, 1996 and September 30, 1997, for the years ended December 31, 1996 and 1995, and for the nine months ended September 30, 1997 and 1996.

     The following selected income statement data for the years ended December 31, 1996 and 1995 and the balance sheet data as of December 31, 1996 and 1995 are derived from the Company's audited financial statements and notes thereto included elsewhere herein audited by Weinick Sanders Leventhal & Co., LLP (successor to the practice of Martin Leventhal & Company LLP, certified public accountants), independent public accountants, as set forth in their report also included elsewhere herein. The selected financial data for the nine months ended September 30, 1997 and 1996 are derived from the unaudited financial statements of the Company and, in the opinion of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the full year.

     The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and the notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                                  NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                           -----------------------                  -------------
                                                            1996            1995                 1997               1996
                                                            ----            ----                 ----               ----
                                                                                                     (UNAUDITED)

STATEMENTS OF OPERATIONS DATA:
Revenues..........................................     $      8,312       $     5,493         $     7,223       $      5,769
Expenses:
  Selling.........................................            3,277             2,568               3,279              2,510
    General and administrative....................            3,570             1,804               4,138              2,794
    Interest......................................            1,004               710               1,159                675
    Write down of land and investment to
    fair market value(1)..........................              150               --                  --                 --
        Total expenses............................            8,001             5,082               8,576              5,979
Net income (loss).................................              311               411              (1,353)              (209)
PRO FORMA INFORMATION (UNAUDITED):
Pro forma provision (credit)
   for income taxes(2)............................              110               (49)              (473)                (69)
   Pro forma net income (loss)(2).................     $        201       $       460        $      (881)       $       (140)
   PER SHARE DATA (UNAUDITED):
   Pro forma net income (loss) per
     share(2)(3)..................................     $       0.17       $      0.38        $     (0.54)       $      (0.12)
   Pro forma weighted average shares
     outstanding(2)(3)............................        1,200,000         1,200,000          1,644,445           1,200,000
OPERATING DATA (UNAUDITED):
Loans originated..................................       $  162,495        $  129,351           $117,919            $126,241
Loans purchased...................................       $   68,319        $   47,667            $60,936             $50,192
Total loans originated or purchased...............       $  230,814        $  177,018           $178,856            $176,434
Average principal balance per
  loan originated or purchased....................     $         87        $       82                $84                 $86
Average loan-to-value ratio.......................             91.2%             89.7%              92.6%               90.4%
Loan sales........................................       $  230,814        $  177,018           $156,606            $176,434

                                                      DECEMBER 31,

                                             1996         1995         SEPTEMBER 30, 1997
                                             ----         ----         ------------------
BALANCE SHEET DATA:
Working capital......................       $1,083      $   776               $  2,649
Total assets.........................        2,431        1,913                 28,822
Total liabilities....................        1,022          815                 25,140
Stockholders' equity.................        1,409        1,098                  3,681

------------------ (1) In 1989, the Company acquired a parcel of land in Florida for development. In 1996, management decided to sell the land and accordingly reclassified the land as a current asset at December 31, 1996.
     As the cost of the land exceeded its fair market value of $207,500 by $45,735, the statement of operations for 1996 reflects a charge of $45,735 to reflect the asset's fair value at December 31, 1996.

     In 1992, the Company issued 5,000 shares of its common stock in exchange for 40% of the capital stock of Carroll Street. The basis of the 40% interest is $280,000. In December 1996, management determined to sell the investment. In February 1997, the investment's fair market value was appraised at $175,224. The accompanying financial statements reflect a charge to operations of $104,776 in 1996 to record the investment at its appraised fair market value at December 31, 1996.

(2) Prior to the Public Offering, the Company was treated as an S corporation for federal and state income tax purposes. See "Reorganization and Termination of S Corporation Status." The pro forma presentation reflects the provision for income taxes as if the Company had always been a C corporation at an assumed effective tax rate of 34%.

(3) Pro forma net income per share has been computed by dividing pro forma net income by the 1,200,000 shares of Common Stock received by the Existing
     Stockholders in exchange for the shares of CFI Mortgage. See
     "Reorganization and Termination of S Corporation Status."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND ACCOMPANYING NOTES SET FORTH THEREIN.

GENERAL

     The Company through its wholly-owned subsidiaries, Bankers Direct Mortgage Corporation and Direct Mortgage Partners, Inc., is a rapidly growing mortgage company focused on the origination, purchase and sale of nonconforming subprime and conventional loans on one-to-four unit properties through its retail, wholesale and consumer finance divisions.

     The Company sells substantially all of the mortgage loans it originates or purchases, together with the related mortgage servicing rights, to institutional purchasers, including national and regional commercial banks and other mortgage lenders. The institutional purchasers thereafter resell the mortgage loans as mortgage-backed securities issued or guaranteed by the FNMA, FHLMC or GNMA.

     The Company's correspondent division purchases mortgage loans through its network of approved independent correspondent lenders that have originated the loans from property owners. Correspondents are primarily mortgage lenders, mortgage brokers, savings and loan associations and small commercial banks. At December 31, 1996 and September 30, 1997, the Company had ten and five correspondents, respectively, from whom it purchased mortgage loans. Management believes that correspondent lending permits the Company to purchase high quality loans in a cost efficient manner. Management believes that lending through correspondents is an efficient and cost-effective method of producing loans because of the low fixed expenses and capital investment required of the Company. All loans purchased from correspondents are subject to the Company's underwriting criteria, and the Company maintains a quality control function which reports directly to executive management. By utilizing correspondent lending from time to time, the Company can match its costs directly with the volume of loans purchased so that a substantial portion of the Company's cost is variable rather than fixed.

     The Company implemented its business strategy in 1993. Since then, the Company's retail division has grown rapidly through the repeat and referral business generated by the Company's positive name recognition and commitment to service as well as competitive pricing. The correspondent and broker divisions have also experienced rapid growth due to the Company's ability to attract experienced, quality personnel. In turn, this additional personnel has allowed the Company to increase its efficiency and the quality of its originations.

RESULTS OF OPERATIONS

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     Revenues, including interest income, increased $1,454,000 (25.2%) to $7,223,000 for the nine months ended September 30, 1997 compared to $5,769,000 for the comparable prior year period. The increase is due to greater fee income per loan produced, while the number of loans remained relatively constant. The 1997 product mix showed a sharp increase in subprime loan production, which generates greater fee income per loan than conforming loans.

     Selling expenses increased $769,000 (30.6%) to $3,279,000 for the nine months ended September 30, 1997 compared to $2,510,000 for the comparable prior year period. Commissions and benefits accounted for over two-thirds of this increase, which was directly related to the increased revenues. The remainder was the result of the national expansion and the upfront costs associated with establishing the support functions required for this expansion to be successful. Selling expenses as a percentage of revenues were relatively constant: 45.4% in 1997 and 43.5% in 1996.

     General and administrative expenses increased $1,344,000 (48.1%) to $4,138,000 for the nine months ended September 30, 1997 compared to $2,794,000 for the comparable prior year period. Salaries and benefits rose over $965,000. The non-commissioned support staff increased from 61 to 150 between September 30, 1996 and September 30, 1997, an increase of 146%. The Company added senior management personnel with experience in the revised operational structure that the Company now utilizes. Additional expenses were incurred in 1997 as part of the national expansion and upfront costs associated with establishing the support functions required for this expansion to be successful. As a percentage of revenues, general and administrative expenses increased to 57.3% in 1997 from 48.4% in 1996.

     Interest expense increased $484,000 (71.7%) to $1,159,000 for the nine months ended September 30, 1997 compared to $675,000 for the comparable prior year period. The average cost of borrowings increased due to the introduction of subprime loans, and loans were aggregated for a longer period of time by the Company to take advantage of bulk sale premiums.

     Loss before taxes increased $1,144,000 (547.4%) to $1,353,000 for the nine months ended September 30, 1997 compared to $209,000 for the comparable prior year period as a result of the national expansion and the upfront costs associated with establishing the support functions required for this expansion to be successful. The second and third quarter losses were significantly attributable to the increases in general and administrative expenses and interest expense caused by those changes. The first quarter loss was primarily the result of the seasonality of home sales in Florida. Home sales typically decline in the first quarter of the year due in part to Florida's homestead laws, which reduce a purchaser's taxes resulting in many home purchasers buying before year end. The increased demand at year end tends to drive up administrative costs in the first quarter. See "Risk Factors - Geographic Concentration" and "--Fluctuations in Performance; Seasonality."

         COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     For 1996, revenues increased $2,819,000 (51.3%) to $8,312,000 from 1995 revenues of $5,493,000. The increased revenue was the result of opening three loan offices in Florida and adding 43 persons to the Company's selling staff in 1996. The new offices and additional personnel, together with an increase in the bank lines of credit, enabled the Company to originate more conventional mortgage loans which historically have higher fees and have generated a higher gain on sale of the mortgage loans.

     Selling expenses increased $709,000 (27.6%) in 1996 to $3,277,000. This increase is attributable to the increased personnel and selling costs associated with the new offices as well as an increase in selling costs at all locations arising from the Company's higher loan volume. As a percentage of revenues, selling expenses decreased from 46.7% in 1995 to 39.4% in 1996. This decrease resulted from allocating the Company's fixed costs over a larger revenue base.

     General and administrative expenses totaled $3,570,000 in 1996 compared to $1,804,000 in 1995, an increase of $1,766,000 (98.2%). As a percentage of revenues, these expenses increased to 43.0% in 1996 from 32.8% in 1995. General expenses increased in 1996 primarily because of increased administrative personnel costs required to service the increased loan volume in the loan offices and in corporate headquarters. The increased loan volume in 1996 also resulted in increased operating and administrative costs.

     Although actual interest expense increased $294,000 (41.4%) in 1996 to $1,004,000 compared to $710,000 in 1995, as a percentage of revenues interest expense remained relatively constant, 12.1% in 1996 compared to 12.9% in 1995. Interest expense increased in 1996 because of the Company's increased borrowing levels under Purchase Agreements. As the Company is a Subchapter S corporation for federal income tax purposes, no provision for taxes is required.

     The Company previously acquired a parcel of land in Florida for development. In 1996, management decided to sell the land and accordingly reclassified the land as a current asset at December 31, 1996. In conjunction with this decision, management also decided to terminate its investment in Carroll Street. As the cost of the land exceeded its fair market value of $207,500 by $45,735 and the basis of the investment in Carroll Street exceeded its fair market value of $175,224 by $104,776, the statement of operations for 1996 reflects a change of $150,511 to reflect the assets at their fair market value on December 31, 1996.

     Net income decreased $100,000 to $311,000 in 1996 from $411,000 in 1995 due to the items discussed above.

         COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

     For 1995, the Company had revenues of $5,493,000, an increase of $3,340,000 (155.1%) over revenues of $2,153,000 in 1994. This increase is attributable to management's expansion of existing loan offices by hiring more personnel to better service its existing markets and opening two new loan offices with increased selling personnel which generated business from new markets.

     Selling expenses increased by $1,505,000 (141.6%) in 1995 to $2,568,000.
This increase resulted from hiring 43 additional selling personnel in existing and new loan offices and the increase in selling costs directly related with the increased volume in 1995. Selling expenses decreased to 46.7% of revenues in 1995 compared to 49.4% in 1994. The decrease resulted from fixed selling costs at existing locations remaining constant while revenues increased.

     General and administrative costs were $1,804,000 in 1995 which is $575,000 (46.5%) higher than the $1,229,000 expended in 1994. This increase resulted from additional personnel costs, operating costs, and processing costs incurred in 1995 relating to the increased loan volume in 1995. As a percentage of revenues, however, general and administrative costs decreased to 32.8% in 1995 from 57.1% in 1994 because fixed general and administrative costs remained relatively constant in both periods.

     Interest expense in 1995 doubled to aggregate $710,000 from $354,000 in 1994. The increase is attributable to the larger average borrowings under the Company's Purchase Agreements required by increased loan volume in 1995. However, interest expense as a percentage of revenue decreased to 12.9% of revenues in 1995 from 16.4% in 1994. The percentage decrease is attributable to average borrowing interest rate on its lines of credit.

     The Company's net income in 1995 was $411,000 compared to a net loss of $493,000 in 1994. The improved earnings in 1995 is a result of volume increasing 155.1% while costs and expenses incurred increased 92.1%.

FINANCIAL CONDITION

SEPTEMBER 30, 1997 COMPARED TO SEPTEMBER 30, 1996

     For the third quarter ended September 30, 1997 compared to third quarter ended September 30, 1996, cash in banks net of overdraft of $476,358 decreased $187,223 or 135%. Cash in banks as of third quarter 1997 was $427,099 compared to cash in banks for third quarter 1996 of $479,071. The decrease in cash in banks was a result of the Company's use of its own operating funds to fund its loan originations, purchases and continued costs of operations due to the Company's bulking of loans for sale. Simultaneously, the Company has been selling larger pools of mortgage loans for delivery to investors to maximize profit opportunities.

     Fees and mortgages receivable increased $2,452,590 or 448%, to $2,999,686 at September 30, 1997 from $547,096 at September 30, 1996. Miscellaneous receivables increased $3,944 (2%) at September 30, 1997 from $161,427 at September 30, 1996. This increase was a result of selling larger pools of mortgage loans for delivery to investors.

     In December 1996, management determined that its investment in land in Florida and a 40% interest in a real estate corporation were no longer compatible with its strategic business plan and the proceeds from the disposal of these assets would be better suited for the business' strategy. The 40% interest in the real estate corporation was used as payment in lieu of cash to the Existing Stockholders of their undiluted S corporation earnings during the quarter ended September 30, 1997. At September 30, 1996, the Company's investments in land in Florida was considered a long-term investment.

     Accounts payable and other current liabilities increased $1,136,380 (163%) to $1,834,600 at September 30, 1997 from $698,220 at September 30, 1996. The principal increases were accounts payable $560,413, accrued commissions and payroll $40,890, accrued professional fees of $40,000 and various other general administrative and operating expenses of $112,029.

     Notes payable at September 30, 1997 were $452,232 with a corresponding liability at September 30, 1996 of $74,320.

     The Company expended $981,545 from September 30, 1996 to September 30, 1997 to acquire property assets, primarily to furnish the Company's new retail locations.

     During the nine months ended September 30, 1997, the Company advanced the Chairman of the Board $90,000 which was a receivable at September 30, 1997, and has since been repaid.

     The Company's deficit increased $918,376 (260%) to $1,271,471 at September 30, 1997 from a deficit of $353,095 at September 30, 1996. This increase was directly attributable to an increase in the Company's net loss.

  DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995

     Cash in banks, net of overdrafts of $386,000, decreased $305,000 or 54%, to $259,000 at December 31, 1996 from $563,000 at December 31, 1995. The decrease was primarily due to the Company's use of its own operating funds to fund its loan originations and purchases, and payments of $120,000 to an underwriter and counsel in conjunction with the initial sale of the Company's securities to the public.

     Fees and mortgages receivable increased $342,000 or 63%, to $883,000 at December 31, 1996 from $541,000 at December 31, 1995. Miscellaneous receivables increased $30,000 (42%) at December 31, 1996 from $71,000 at December 31, 1995.
This increase was a result of additional loan originations and purchases remaining in inventory including two loans aggregating $134,000 which were repurchased from a bank.

     In December 1996, management determined that its investment in land in Florida and a 40% interest in a real estate corporation were no longer compatible with its strategic business plan and the proceeds from the disposal of these assets would be better suited for the business' strategy. The 40% interest in the real estate corporation was used as payment in lieu of cash to the Existing Stockholders of their undistributed S corporation earnings. At December 31, 1995, these assets were considered long-term investments.

     Accounts payable and other current liabilities remained relatively constant at December 31, 1996 and 1995.

     Notes and loans payable were $180,000 at December 31, 1996 with no corresponding liability at December 31, 1995. $133,000 of loans are payable to a bank, for the repurchase of two mortgages which were subsequently sold in 1997 and the bank repaid.

     The Company expended $122,000 in 1996 and $67,000 in 1995 to acquire property assets, primarily to furnish the Company's new retail locations. The Company also repaid in 1996 a liability to its Chairman of the Board in the amount of $348,969 and advanced the CEO $12,949 which was a receivable at December 31, 1996.

     Stockholders' equity increased $311,000 (28%) to $1,409,000 at December 31, 1996 from $1,098,000 at December 31, 1995. This increase was directly attributable to the Company's net income of $311,000.

  DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994

     Cash and interest-bearing deposits increased $455,000 or 421% to $563,000 at December 31, 1995 from $108,000 at December 31, 1994 primarily due to proceeds from loans from the Company's CEO of $238,000 and from an increase in accounts payable and other current liabilities.

     Fees and mortgages receivable increased $399,000 or 281% to $541,000 at December 31, 1995 from $142,000 at December 31, 1994 primarily due to an increase in loan origination and purchase volume which exceeded the volume of loans sold.

     Accounts payable and other current liabilities increased $257,000 at December 31, 1995 to $466,000 from $209,000 at December 31, 1994. This 122%
increase arose from an increase in the various amounts payable to employees and brokers due to a higher concentration of loans in the fourth quarter of 1995.

     Stockholders' equity increased $411,000 to $1,098,000 at December 31, 1995 from $687,000 at December 31, 1994, due to net income of $411,000.

LIQUIDITY AND CAPITAL RESOURCES

     Currently, the Company's primary cash requirements include the funding of
(i) mortgage originations and purchases pending their sale, (ii) ongoing administrative and other operating expenses, and (iii) new retail and wholesale locations. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases. During the year ended December 31, 1996 and the nine months ended September 30, 1997, 94% and 71%, respectively, of the loans originated or purchased by the Company were sold to four and ten purchasers, respectively. One of these purchasers accounted for 61% of such sales during 1996, and four of these purchasers accounted for 56% of such sales during the third quarter of 1997.

     For the nine months ended September 30, 1996, cash used in operating activities was $39,000. This deficit was financed by cash on hand and an increase in accounts payable and accrued expenses of $232,000.

     On June 30, 1997, BDMC entered into a $50,000,000 credit agreement with Bank One, Texas, N.A. (the "Bank One Facility"), maturing on June 30, 1998. As of September 30, 1997, $22,277,000 had been utilized and was outstanding. An annual facility fee of $125,000 will be charged. The effective rate at September 30, 1997 was approximately 7.0%. The Bank One Facility is used to finance mortgage loan originations and is secured by the specific mortgage loans originated. BDMC's obligations under the Bank One Facility are guaranteed by the Company. The Bank One Facility also contains customary representations, warranties and convenants.

     At September 30, 1997, the Company also had aggregate purchase facilities of $25,000,000 from three financial institutions ranging from $2,000,000 to $20,000,000. The utilized and outstanding portions of the facilities at September 30, 1997 were $19,266,000. The unused purchase facilities aggregated $5,734,000. Interest rates range from 9.5% to the rate on the purchased loan.

     For the nine months ended September 30, 1997, net cash used in operating activities was $3,185,000. The major uses were $22,937,000 for the funding of Bank One loan originations, $2,117,000 for the increase in fees and loans receivable, and $1,353,000 for the net loss for the period. The loss was financed by the Public Offering proceeds and the use of the credit facilities. The cash proceeds from the Public Offering of $3,921,000 were used (i) to fund mortgage loans, (ii) to expand the Company's retail, subprime, and consumer finance divisions, (iii) for primary marketing and brand recognition and (iv) to purchase new technology and infrastructure.

     The Company anticipates that cash from operating activities, together with funds available under its purchase agreements, will be sufficient to fund its operations for the next twelve months if the Company's future operations are consistent with management's expectations. The Company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend on its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets.

     The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which sales typically peak during the spring and summer seasons and decline from January through March. In addition, the primary home market in Florida tends to increase during the fourth quarter, while the second home market increases from October through April. Refinancings tend to be less seasonal and more closely related to changes in interest rates.

HEDGING, INFLATION AND INTEREST RATES

     To date, the Company has not employed hedging or any other techniques to lock in gains on loans it originates or purchases for sale. Management anticipates the employment of hedging through the use of U.S. treasury securities in the future. The Company believes a hedging strategy of using U.S. treasury securities may be the most effective way to manage its interest rate risk on loans prior to sale.

     Inflation has had no material effect on the Company's results of operations. Inflation affects the Company most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate and purchase loans. Generally, first mortgage production increases relative to second mortgage production in response to low interest rates and second mortgage production increases relative to first mortgage production during periods of high interest rates. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sales and the interest paid by the Company for funds borrowed under the Company's Purchase Agreements. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company in the future.

CERTAIN ACCOUNTING PRONOUNCEMENTS

  SFAS 125

     In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Implementation of SFAS No. 125, effective as of January 1, 1997, did not have a significant effect on the financial condition or results of operations or the Company.

  SFAS 123

     In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 31, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. The Company has determined to use the fair value-based method of accounting for stock options.

  SFAS 122

     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), which amends SFAS No. 65 "Accounting for Certain Banking Activities." Through December 31, 1996, the Company has sold all its servicing rights when it sold its loans. Management anticipates that in the future, the Company may retain servicing rights on certain loans that it sells.

     SFAS No. 122 requires mortgage banking entities to recognize as a separate asset the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the mortgage servicing rights are required to allocate the total cost of the loans to the mortgage servicing rights and the mortgage loans. The Company determines fair values based upon the present value of estimated net future servicing revenues less the estimated cost to service loans, adjusted based on the same assumptions used on the gain on sale calculation. The cost allocated to these servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to the servicing income.

                                    BUSINESS

GENERAL

     The Company is a rapidly growing mortgage banker engaged in originating, purchasing and selling nonconforming subprime and conventional loans on one-to-four unit properties through its retail, wholesale and consumer finance divisions. The Company operates primarily in the State of Florida.

     The Company originates mortgage loans through its retail division, which operates ten offices located in Melbourne, Port St. Lucie, Stuart, Palm Beach Island, Wellington, West Palm Beach (2), Deerfield Beach, Fort Lauderdale and Miami. The Company purchases mortgage loans through its wholesale division, which operates two offices, and through correspondents. The Company sells substantially all of the mortgage loans it originates and purchases, including the right to service such loans, to institutional purchasers, including national and regional commercial banks and mortgage bankers. These institutional purchasers thereafter resell the mortgage loans as mortgage-backed securities issued or guaranteed by FNMA, FHLMC or GNMA.

     The Company receives loan servicing fees and subservicing fees on loans it originates and purchases. The Company retains servicing rights on these loans until the loans are sold and transferred.

BUSINESS STRATEGY

     The Company's business strategy is to increase profitably the volume of its loan originations and purchases and the size of its servicing portfolio by (i) expanding its retail division by opening new offices, further penetrating both its established and recently entered markets and expanding into new areas of Florida and other states; (ii) continuing to provide quality service to its network of brokers and correspondents; (iii) broadening its product offerings;
(iv) bulking and selling its mortgage loans; (v) continuing its investment in mortgage loan origination systems; (vi) maintaining its underwriting standards and (vii) expanding its relationships with brokers and correspondents.

  EXPANSION OF RETAIL DIVISION

     The Company intends to continue to expand its retail division both throughout the State of Florida and into other states. The Company intends to open a minimum of two new retail offices during the next 12 months.

     The Company currently operates in the largest metropolitan areas of South Florida and five other states. In selecting possible locations for additional offices, the Company seeks established metropolitan areas which are undergoing expansion through significant new subdivision construction.

  CONTINUING TO PROVIDE QUALITY SERVICE

     The Company provides a high level of service to its brokers and correspondents on both its nonconforming subprime and conventional loan originations. These services include preliminary approval of most brokered loans and certain correspondent loans within one day, consistent application of its underwriting guidelines and funding or purchase of loans generally within three to ten days of preliminary approval. In addition, the Company services each broker and correspondent with a team of professionals that includes a business development representative, experienced underwriters and, in the case of brokered loans, loan officers working on a primarily commission basis with processors assisting them to handle applications submitted by each broker. The Company believes that this commitment to service provides a competitive advantage in establishing and maintaining productive broker and correspondent relationships.

  BROADENING PRODUCT OFFERINGS

     The Company frequently reviews its pricing and loan products relative to its competitors and introduces new loan products in order to meet the needs of its correspondents and brokers. For example, the Company's recent entry into the non-conforming home equity loan market was a logical extension of the Company's current product offerings. The Company has begun to enter this market through its retail and correspondent lending division, specifically by lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. For the nine months ended September 30, 1997, nonconforming subprime mortgage loans accounted for approximately 25% of the Company's total mortgage loan production compared to less than two percent for the year ended December 31, 1996.

  INVESTING IN INFORMATION AND PROCESSING TECHNOLOGIES

     In its continued effort to increase efficiency, the Company intends to look continually for ways to improve efficiencies through upgrading its computer hardware and maintaining its systems.

  MAINTAINING UNDERWRITING STANDARDS

     Since its organization in 1989, the Company has developed an underwriting process designed to thoroughly, but efficiently, review and underwrite each prospective loan. Based on its belief that an experienced staff provides a more effective means of assessing credit risk, the Company employs seven underwriters, with an average of 14 years of mortgage loan experience, to ensure that all originated or purchased loans satisfy the Company's underwriting criteria. Such criteria were developed based on underwriting guidelines promulgated by the FHA, and are in conformity with such FHA guidelines. Each loan must be signed off by an underwriter, undergo a full appraisal review and is subject to pre- and post-funding audits to confirm compliance with the underwriting procedures and guidelines. The Company believes that the depth and experience of its underwriting staff, coupled with its consistent underwriting procedures and criteria provide it with the infrastructure needed to manage and sustain the Company's recent growth, while maintaining the quality of loans originated or purchased.

     The Company also maintains a quality control division, which is responsible for monitoring compliance by brokers and correspondents with the Company's underwriting guidelines. This division is currently staffed by two full-time employees, who report directly to senior management.

  EXPANSION OF BROKER AND CORRESPONDENT RELATIONSHIPS

     The Company intends to continue to increase the volume of its loan originations and purchases through a strategy that includes greater originations and purchases from its existing brokers and correspondents, establishment of new broker and correspondent relationships and expansion of its retail division, as discussed above.

     During the twelve month period ended December 31, 1996, the Company originated and purchased loans through 17 brokers and ten correspondents, who accounted for 14% and 16%, respectively, of the total loans originated and purchased during the such period. The Company originated and purchased loans in the nine months ended September 30, 1997 from a total of 30 brokers and five correspondents, who accounted for approximately 24% and 10%, respectively, of the total volume of loans originated and purchased during the nine months ended September 30, 1997. Accordingly, the Company believes that there is an opportunity to increase loan volume from its existing brokers and correspondents, and to establish active relationships with additional brokers and correspondents.

LOAN PRODUCTION

  RETAIL DIVISION

     The Company's retail division, which was established in 1989, employs 49 commissioned loan officers to market the Company's loan offerings to real estate brokers and new home builders. An additional nine commissioned loan officers directly solicit potential borrowers through mail and telephone solicitations and radio advertisements. See "--Marketing." The loan officers are supported by 24 operational personnel who process the documentation submitted in connection with new resulting loan applications. The loan officers are located in the Company's Melbourne, Port St. Lucie, Stuart, Palm Beach Island, West Palm Beach
(2), Deerfield Beach and Fort Lauderdale, Florida retail offices. In view of the geographic concentration of the Company's operations, the Company could be adversely affected by economic downturns affecting the State of Florida as a whole. The retail division offers a full variety of mortgage loan products, including government and FNMA loans. Management believes that this flexibility offers the Company a strategic advantage over banks, which generally do not offer subprime lending, and mortgage brokers, who often do not underwrite government loans.

     In addition, management believes that retail mortgage lending has certain advantages over correspondent and wholesale mortgage lending. These advantages include: (i) greater fee income per loan; (ii) increased technological efficiency; and (iii) the ability to market a discounted loan product directly to the borrower.

     GREATER FEE INCOME. In retail lending, the Company performs all the tasks required in the loan origination process, thereby eliminating any intermediaries from the transaction. This permits the Company to maximize fee income and to be a low cost provider of mortgage loans. This structure provides the Company with a competitive advantage over mortgage brokers, who must outsource a significant portion of the loan origination process, and over banks, which usually have greater overhead expenses than the Company. In addition, keeping the entire loan origination process in-house leads to more effective quality control and better communication among the various personnel involved. As an added benefit, successfully meeting the borrowers' needs often leads to repeat and referral business.

     TECHNOLOGICAL EFFICIENCY. FNMA and FHLMC are developing underwriting computer software programs, which essentially assume the functions currently performed by an underwriter in the mortgage loan process. These programs are potentially significant to the Company's retail division, since they de-emphasize the mortgage processing function and increase the importance of being able to directly access the borrower. Management intends to utilize a portion of the net proceeds of the Public Offering to acquire licenses for these programs.

     DISCOUNTED PRICING DIRECT TO THE BORROWER. The Company directly solicits the public to offer a low cost option in mortgage loans. The Company bears the entire cost of this campaign. Since the Company provides any leads to its retail loan officers, it pays the loan officers a reduced commission on the mortgage loans so produced. The resulting savings are passed on to the borrower in the form of a lower interest rate, reduced origination fees, or a combination of the two.

     All retail loan applications are subject to the Company's underwriting criteria and the guidelines set forth by the FHA, VA, GNMA, FNMA, FHLMC or private investors, as applicable. The Company verifies each applicant's income and bank deposits as well as the accuracy of the other information submitted by the applicant, and obtains and reviews a credit report from a credit reporting agency, a preliminary title report and a real estate appraisal. The mortgage loan is then underwritten by the Company, and the closing of the loan takes place at the offices of a title agent. The average time to process any given loan is one month, with the loan typically being funded one week after approval.

     Since the organization of the retail division, it has originated $504,646,675 in mortgage loans. The sale of loans originated by the retail division accounted for over 70% of the Company's revenue during 1996 and 66% of such revenue for the nine months ended September 30, 1997.

  CORRESPONDENT DIVISION

     Through its correspondents, the majority of whom were located in Florida, the Company purchased mortgage loans that have been originated by such correspondents from property owners. Correspondents are primarily mortgage lenders, mortgage brokers, savings and loan associations and small commercial banks. The Company purchased loans from ten correspondents during the year ended December 31, 1996 and five correspondents during the nine months ended September 30, 1997. During the year ended December 31, 1996 and nine months ended September 30, 1997 the sale of loans purchased by the correspondent division accounted for 16% and 2%, respectively, of the Company's revenues.

     The Company no longer purchases loans from correspondents.

  WHOLESALE DIVISION

     The Company's wholesale division, established in May 1993, originates nonconforming subprime and conforming mortgage loans through brokers (generally, licensed mortgage brokers and other real estate professionals) who submit mortgage applications for brokered loans on behalf of the borrower. As other financial institutions were exiting the wholesale mortgage lending business, the Company made a decision to incorporate expansion into the wholesale mortgage market as an integral part of its business strategy. Expansion into the wholesale mortgage banking business involves the establishment of wholesale branch offices and the incurrence of the fixed expenses associated with maintaining those offices. However, wholesale mortgage purchases typically provide for higher profit margins than correspondent production. Each wholesale branch office can serve a relatively sizable geographic area compared to the retail branch offices by establishing relationships with large numbers of independent brokers who bear most of the cost of identifying and interacting directly with loan applicants. Accordingly, management believes that the establishment of the wholesale division affords an opportunity to identify markets where higher profit margins and diversification of the Company's sources of loan volumes can be appropriately balanced against the increased earnings risks associated with a somewhat higher fixed cost structure.

     At December 31, 1996 and September 30, 1997, the Company had two and six, respectively, wholesale branches, serving approximately 17 and 51 brokers, respectively, located in Tampa and Orlando. The Company receives loan applications through these brokers, underwrites the loan, funds the loan at closing and prepares all closing documentation. The wholesale branches also handle all follow-up procedures on these loans. All loan applications processed by the wholesale division are subject to underwriting and quality control standards comparable to those used in the Company's correspondent lending program.

 CONSUMER FINANCE DIVISION

     The Company's consumer finance division, established in July 1997, employs eight loan officers to originate home equity loans. The Company believes that the consumer finance division is able to identify and target individuals who, based on its historic customer profiles, are likely customers for the Company's products. The loan officers offer refinancing packages to existing homeowners. The Company purchases lists and advertises in local newspapers to seek out interested customers. The potential borrower then contacts a loan officer who proceeds to determine the applicant's qualifications for the Company's products, negotiates loan terms with the borrower and processes the loan through completion.

     The following table shows mortgage loan production volume by division for each of the three years ended December 31, 1996 and nine months ended September 30, 1997 and 1996.

                                                                                                  NINE MONTHS
                                            YEAR ENDED DECEMBER 31,                            ENDED SEPTEMBER 30,
                                               -----------------------                         -------------------
                                     1996               1995                1994               1997                   1996
                                     ----               ----                ----               ----                   ----

RETAIL DIVISION:
    Volume                        $162,494,286     $129,351,449          $31,698,308        $115,772,437         $126,241,884
    Percentage of total volume             70%              73%                  49%                 65%                  72%
CORRESPONDENT DIVISION:
    Volume                        $ 36,068,238     $ 30,391,384          $18,077,824         $17,187,071          $26,935,109
    Percentage of total volume             16%              17%                  28%                 10%                  15%
WHOLESALE DIVISION:
    Volume                        $ 32,251,204     $ 17,275,068          $15,310,608         $43,749,667          $23,257,591
    Percentage of total volume             14%              10%                  23%                 24%                  13%
CONSUMER FINANCE DIVISION:
    Volume                          --                --                 --                   $2,146,929          --
    Percentage of total volume      --                --                 --                           1%          --
TOTAL LOAN PRODUCTION:
    Volume                        $230,813,728     $177,017,901          $65,086,740        $178,856,104         $176,434,584
    Number of loans                      2,666            2,167                  869               2,142                2,051
    Average loan size          $        86,577  $        81,688          $    74,898             $83,500              $86,024
    Loan to value ratio                 91.23%           92.86%               92.88%              92.60%               90.40%


     The Company originates and purchases conventional mortgage loans and mortgage loans insured by the FHA or partially guaranteed by the VA. All mortgage loans purchased or originated by the Company are purchased or originated for resale. Presently, the majority of the Company's loans are conforming loans, i.e., mortgage loans which qualify for inclusion in purchase and guarantee programs sponsored by FNMA, FHLMC and GNMA.

     The Company originates and purchases a variety of mortgage loan products that are designed to respond to consumer needs and competitive factors. In addition to 15-year and 30-year conventional mortgage loans and 15-year and 30-year FHA mortgage loans and VA mortgage loans, the Company purchases and originates products designed to provide lower interest rates or lower principal and interest payments to borrowers, including balloon mortgage loans that have relatively short maturity dates (e.g., five to seven years) and longer amortization schedules (e.g., 25 or 30 years) and adjustable-rate mortgage loans. The Company also purchases and originates mortgage loans featuring a variety of combinations of interest rates and discount points so that borrowers may elect to pay higher points at closing and less interest over the life of the loan, or pay a higher interest rate and reduce or eliminate points payable at closing. The portion of total loans held for sale at any time which consist of a particular product type depends upon the interest rate environment at the time the loans are made.

     The following table shows mortgage loan production volume by type of loan for each of the three years ended December 31, 1996 and nine months ended September 30, 1997 and 1996.

                                                                                                     NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                          -----------------------                      -------------
                                            1996               1995              1994               1997                 1996
                                            ----               ----              ----               ----                 ----


NONCONVENTIONAL LOANS:
    Volume                                         -                  -                 -         $27,253,528          $1,148,550
    Percentage of total volume                     -                  -                 -                 15%                0.7%
CONVENTIONAL LOANS:
    Volume                              $119,144,558        $91,569,366       $19,943,005         $85,906,475         $89,162,063
    Percentage of total volume                   52%                52%               31%                 48%                 50%
FHA/VA LOANS:
    Volume                              $111,669,170        $85,448,535       $45,143,735         $65,696,101         $86,123,971
    Percentage of total volume                   48%                48%               69%                 37%                 49%
TOTAL LOANS:
    Volume                              $230,813,728       $177,017,901       $65,086,740        $178,856,104        $176,434,584
    Number of loans                            2,666              2,167               869               2,142               2,051
    Average loan size                        $86,577            $81,688           $74,898             $83,500             $86,024


UNDERWRITING

     The following is a description of the underwriting guidelines currently employed by the Company with respect to mortgage loans which it originates or purchases from others. The Company may revise such guidelines from time to time in connection with changing economic and market conditions, subject to criteria established by the FHA, VA, GNMA, FNMA, FHLMC or private investors, as applicable.

     The Company specializes in mortgage loans that conform to the underwriting standards of the FHA, and are in conformity with FHA guidelines. In analyzing loan applications, the Company analyzes both the borrower's credit and the value of the underlying property which will secure the loan, including the characteristics of the underlying first lien, if any.

     The Company considers factors pertaining to the borrower's current employment, stability of employment and income, financial resources, and analysis of credit, reflecting not only the ability to pay, but also the willingness to repay contractual obligations. The property's age, condition, location, value and continued marketability are additional factors considered in each risk analysis.

     All of the Company's underwriting determinations are made without regard to sex, marital status, race, color, religion, age or national origin. Each application is evaluated on its individual merits, applying the guidelines set forth below, to ensure that each application is considered on an equitable basis.

     The Company originates mortgage loans with different credit characteristics depending on the credit profiles of individual borrowers and/or the program under which the prospective borrower applies for the loan. The mortgage loans originated by the Company generally have amortization schedules ranging from 15 years to 30 years, bear interest at either fixed or adjustable rates and require monthly payments which are due as of a scheduled day of each month which is fixed at the time of origination. The collateral securing loans acquired or originated by the Company are generally one- to four-family residences which are to be occupied by the prospective borrower. It is the Company's policy not to accept mobile or commercial properties or unimproved land as collateral.

     The Company's mortgage loan program includes: (i) a full documentation program and (ii) a non-income verification program. Under the full documentation program, the borrower's total monthly debt obligations (which include principal and interest on the new loan and all other mortgages, loans, charge accounts and scheduled indebtedness) generally cannot exceed 41% of the borrower's monthly gross income. Loans to borrowers who are salaried employees must be supported by current employment information in addition to employment history which information is generally verified based on written confirmation from employers, one or more pay-stubs, recent W-2 tax forms, recent tax returns or telephone confirmation from the employer. For the Company's non-income verification program, proof of employment or self-employment is required.

     The Company requires that a full appraisal of the property used as collateral for any loan that it acquires or originates be performed in connection with the origination of the loan. All appraisals are performed by third party, fee-based appraisers and generally conform to current FNMA/FHLMC secondary market requirements for residential property appraisals. Each such appraisal generally includes, among other things, an inspection of the exterior and interior of the subject property and, where available, data from sales within the preceding 12 months of similar properties within the same general location as the subject property.

     A credit report by an independent, nationally recognized credit reporting agency reflecting the applicant's complete credit history is also required. The credit report typically contains information reflecting delinquencies, repossessions, judgments, foreclosures, bankruptcies and similar instances of adverse credit that can be discovered by a search of public records. An applicant's recent credit performance weighs heavily in the evaluation of risk by the Company. The credit report is used to evaluate the borrower's record and must be current at the time of application. A lack of credit history will not necessarily preclude a loan if the borrower has sufficient equity in the property. Slow payments on the borrower's credit report must be satisfactorily explained and will normally reduce the amount of the loan for which the applicant can be approved.

     The Company requires title insurance coverage issued by an approved ALTA title insurance company on all property securing mortgage loans it originates or purchases. The Company and its assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect the Company against loss if the title or lien position is not as indicated. The applicant is also required to secure hazard and, in certain instances, flood insurance in an amount sufficient to cover the lesser of (i) the new loan and (ii) an amount sufficient to cover replacement costs of the mortgaged property.

     Specified loan underwriting requirements must be satisfied prior to loan approval and disbursement of funds. The Company must verify that the borrower has at least a one-half interest in the mortgaged property. Additionally, the Company requires that all owners in fee simple have signed the lien instrument. In addition, the loan file must contain the promissory note, lien instrument and other documents as required.

     Upon completion of underwriting and processing of a loan, the closing of the loan is scheduled with a closing attorney or agent approved by the Company. The closing attorney or agent is responsible for completing the loan closing transaction in accordance with applicable law and the Company's operating procedures.

     The Company has implemented a quality control program to monitor compliance with the Company's established lending and servicing policies and procedures, as well as with applicable laws and regulatory guidelines. The quality control department, which consists of two employees, is separate from the underwriting department, and reports directly to a member of senior management. The Company believes that the implementation and enforcement of its comprehensive underwriting criteria and its quality control program are a significant element in the Company's efforts to originate and purchase high quality mortgage loans. The Company's quality control department examines all loans in order to evaluate compliance with underwriting criteria. The quality control department also reviews loan applications for compliance with federal and state lending standards, which may involve reverifying employment and bank information and obtaining separate credit reports and property appraisals.

     The Company periodically performs a post-funding quality control review to monitor and evaluate the Company's loan origination policies and procedures. On a monthly basis, at least ten percent of all loan originations and purchases are subjected to a full quality control re-underwriting and review, the results of which are reported to senior management. Discrepancies noted by the audit are analyzed and corrective actions are instituted. However, to date, this quality control process has not revealed material deficiencies in the Company's loan underwriting procedures. A typical quality control review currently includes:
(a) reviewing the prior appraisal for each property; (b) running a new credit report from a different credit report agency; (c) reviewing loan applications for completeness, signatures, and for consistency with other processing documents; (d) obtaining new written verification of income and employment; (e) obtaining new written verification of mortgage to re-verify any outstanding mortgages; and (f) analyzing the underwriting and program selection decisions. The quality control process is updated from time to time as the Company's policies and procedures change.

SALE OF LOANS

     The Company customarily sells each mortgage loan that it originates or purchases, together with the accompanying mortgage servicing rights, to institutional investors. The Company routinely sells the loans it originates into repurchase facilities who advance the Company a portion of the sales price. The Company then accumulates loans for bulk sale to permanent investors. Upon funding by the permanent investor, the Company uses the proceeds to pay back the repurchase facility and the remainder, if any, is retained by the Company.

     Under ongoing programs established with FNMA and FHLMC, the institutional investors generally aggregate the conforming conventional loans they purchase from the Company into pools which are assigned to FNMA or FHLMC in exchange for mortgage-backed securities. The FHA mortgage loans and VA mortgage loans purchased from the Company are generally pooled by the institutional investors and sold in the form of GNMA mortgage-backed securities. The institutional investor then sells the FHLMC, FNMA and GNMA securities to securities dealers. Substantially all of the Company's conforming mortgage loans qualify under the various FNMA, FHLMC and GNMA program guidelines which include specific property and credit standards and loan size limits. The mortgage loans which do not qualify for these programs are sold to subprime mortgage investor conduits.

     In the case of conventional loans, the Company is generally at risk for any mortgage loan default until the loan is sold (typically within 30 days of closing). Once the Company sells the loan, the risk of loss from mortgage loan default and foreclosure generally passes to the purchaser or insurer of the loan. The Company seeks to minimize this risk for conventional loans with a loan-to-value ratio of greater than 80% by requiring the borrowers to obtain PMI. From the time an FHA or VA mortgage loan is originated or purchased until the first payment is due (which is a minimum of 31 days after the loan closes), the Company has the right to request insurance or a guarantee certificate. Once the insurance or guarantee certificate is issued, the Company has no risk of default except with respect to certain losses related to foreclosures of FHA mortgage loans and losses which exceed the VA's guarantee limitations. In addition, exchanges of mortgage loans into agency securities and sales of mortgage loans are generally made without recourse to the Company in the event of default by the borrower, except with respect to the above-mentioned losses related to VA and FHA mortgage loans. Under current VA guidelines, the VA guarantees 50% of the original amount of loans of not more than $45,000; $22,500 of the original amount of loans which exceed $45,000 but are not more than $56,250; the lesser of $36,000 or 40% of the original amount of loans which exceed $56,200; or the lesser of $46,000 or 25% of the original amount of loans which exceed $144,000 and are for the purchase or construction of a home or the purchase of a condominium unit. In the case of loans insured by the FHA, the Company will not be reimbursed for certain amounts if foreclosure becomes necessary. Such amounts include interest on the mortgage loan for the first two months subsequent to the loan becoming delinquent and a portion of the costs of foreclosure (generally limited to one-third of such costs). In connection with the Company's loan exchanges and sales, the Company makes representations and warranties customary in the industry relating to, among other things, compliance with laws, regulations and program standards and as to accuracy of information. In the event of a breach of these representations and warranties, the Company may become liable for certain damages or may be required to repurchase such loans. Typically, any flaws with respect to repurchased loans would be corrected and the loans resold or the loans would be sold back to the original correspondent pursuant to an agreement. Although the Company has obtained an Errors and Omissions insurance policy and a Mortgage Bankers Bond to insure against the representations and warranties of its correspondents, there can be no assurance that the coverage thereunder will prove to be sufficient. Accordingly, although the Company has not incurred any material losses as a result of mortgage loan repurchases due to breaches in representations and warranties, there can be no assurance that the Company will not experience such losses in the future.

     The sale of mortgage loans may generate a gain or loss to the Company. Gains or losses result primarily from three factors. First, the Company may originate or purchase a loan at a price (i.e., interest rate and discount) which may be higher or lower than the Company would receive if it immediately sold the loan in the secondary market. These pricing differences occur principally as a result of competitive pricing conditions in the primary loan origination market. Second, gains or losses from the sale of loans acquired and accumulated for bulk sale depend upon the rate of borrower defaults and bankruptcies during the accumulation period. Third, gains or losses upon the sale of loans may result from changes in interest rates which result in changes in the market value of the loans, or commitments to originate or purchase loans, from the time the price commitment is given to the customer until the time that the loan is sold by the Company to the investor. In order to reduce the effect of interest rate changes on the gain and loss on loan sales, the Company generally commits to sell all its warehouse loans (i.e., mortgage loans that have closed) and its pipeline loans (i.e., mortgage loans which are not yet closed but for which the interest rate has been established) to institutional investors for delivery at a future time for a stated price. In general, the Company will not establish an interest rate for a mortgage loan until it has obtained a commitment from an institutional investor to purchase the loan. These commitments are on a "best efforts" basis, and the Company has no obligation to sell a loan to an investor unless and until the loan closes.

MARKETING

     The Company routinely advertises its services through various media. This advertising campaign utilizes cable and broadcast television, radio, real estate periodicals, billboards, yellow page directories and local and regional newspapers. Management has found that the effectiveness of the various advertising media varies depending on where it is utilized, and it has attempted to tailor the Company's advertising efforts accordingly. For example, yellow page advertising appears to be more effective in smaller communities than it is in Miami. Other types of advertising, such as cable television, are utilized to introduce the Company to the general public, so that when a prospective borrower is ready to apply for a mortgage loan, the Company's name recognition has already been established.

     The Company's advertising targets existing or potential home owners. In the case of direct mail advertising or telemarketing, Company-employed loan originators seek to inform the prospective borrower of the process involved in purchasing a home or the savings that may be realized by refinancing an existing loan. The Company views the initial contact between its originator and the prospective borrower as the beginning of the loan origination process. In addition, the Company's loan originators directly solicit local homeowners for home improvement loans, and as a result obtain contractors, pool companies and repair specialists as potential sources of loan referrals.

     As an integral part of its marketing campaign, the Company sponsors memberships in local real estate boards and professional mortgage associations such as the Mortgage Bankers Association of America, the National Association of Mortgage Brokers and the Florida Association of Mortgage Brokers. Management believes that the Company's ongoing advertising campaign and longstanding professional affiliations create a sense of trust and a recognition factor which result in a significant number of referrals from real estate professionals.

     During the year ended December 31, 1996 and nine months ended September 30, 1997, the Company spent approximately $199,500 and $179,682, respectively, on advertising. The Company's strategy is to market continuously its services to all potential referral sources in the community, thereby establishing a perceived franchise value as a quality source for all mortgage lending needs.

FINANCING OF MORTGAGE BANKING OPERATIONS

     The Company's primary cash flow requirement involves the funding of loan production. The Company finances its mortgage loan originations and purchases through Purchase Agreements it has entered into with several unaffiliated commercial banks (each, a "Funding Bank"). These Purchase Agreements generally are in the form of revolving collateralized purchase facilities, and provide for the purchase by the Funding Bank of mortgage loans, up to the aggregate amount of the facility. For each loan that it purchases, the Funding Bank receives from the Company (i) a fee ranging from $0 to $25 per loan purchased and (ii) interest on the unpaid principal balance of the mortgage loan from the date of the loan closing through the date the loan is purchased by the institutional investor. The Funding Bank only advances a percentage of the purchase amount until the Company sells the loan to the permanent investor. The Purchase Agreements contain various representations, warranties and covenants customary in agreements of this type, which the Company are seeking to eliminate.

     There can be no assurance that the Company will be able to comply with the covenants in its various Purchase Agreements. Failure to comply could result in the loss of the related financing. In addition, there can be no assurance that the Company will be able to renew these Purchase Agreements at the end of their terms or obtain replacement financing on terms acceptable to the Company. To the extent that the Company loses its financing sources, or if the Company experiences difficulty in selling its mortgage loans or mortgage-backed securities, it may have to curtail its mortgage loan origination and purchase activities, which could have a material adverse effect on the Company's operations and financial condition. However, management believes it will be able to renew or, alternatively, obtain similar financing in the future on terms which are satisfactory to the Company. For example, the Company could enter into arrangements with proposed institutional purchasers to fund mortgage loans with such institutional purchasers' warehouse lines of credit (a procedure known as "table funding"), although such an arrangement would be less profitable to the Company than its current method of financing mortgage loans. To date, the Company has not utilized table funding to any significant degree.

     As of September 30, 1997, the Company had available an aggregate of $32,000,000 pursuant to Purchase Agreements with Funding Banks.

     On June 30, 1997, BDMC entered into a $50,000,000 credit agreement with Bank One, Texas, N.A., maturing on June 30, 1998. As of September 30, 1997, $22,277,000 had been utilized and was outstanding. An annual facility fee of $125,000 will be charged. The effective rate at September 30, 1997 was approximately 7.0%. The Bank One Facility is used to finance mortgage loan originations and is secured by the specific mortgage loans originated. BDMC's obligations under the Bank One Facility are guaranteed by the Company. The Bank One Facility also contains customary representations, warranties and covenants.

SEASONALITY

     The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which sales typically peak during the spring and summer seasons and decline from January through March. In addition, the primary home market in Florida tends to increase during the fourth quarter, while the second home market increases from October through April. Refinancings tend to be less seasonal and more closely related to changes in interest rates. The mortgage servicing business is generally not subject to seasonal trends, except to the extent that growth of a mortgage servicing portfolio is generally higher in periods of greater mortgage loan originations.

COMPETITION

     The mortgage banking industry is highly competitive. The Company competes with financial institutions, mainly mortgage companies, commercial banks and savings and loan associations and, to a certain extent, credit unions and insurance companies, depending upon the type of mortgage loan product offered. The Company competes principally by purchasing or originating a variety of types of mortgage loans, emphasizing the quality of its service and pricing the loans at competitive rates. Many of the Company's competitors have financial resources substantially greater than those of the Company. Many of the nation's largest mortgage companies and commercial banks have a significant number of branch offices in areas in which the Company's correspondents and wholesale and retail branches operate. Increased competition for mortgage loans from larger lenders may result in a decrease in the volume of loans originated and purchased by the Company, thereby possibly reducing the Company's revenues.

REGULATION

     The operations of the Company are subject to extensive regulation by federal and state governmental authorities and are subject to various laws and judicial and administrative decisions that, among other things, regulate credit granting activities, require disclosures to customers, govern secured transactions and establish collection, repossession and claims handling procedures and other trade practices. The Company is subject to the rules and regulations of the FHA, FHLMC, FNMA, GNMA and VA and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans.

     In addition, there are other federal and state statutes and regulations, as well as judicial decisions, affecting the Company's operations. Those rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to the VA loans, fix maximum interest rates. Moreover, lenders such as the Company are required to submit annually to the FHA, FHLMC, FNMA, GNMA and VA audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs also are subject to examination by the FHA, FHLMC, FNMA, GNMA and VA at all times to assure compliance with all applicable regulations, policies and procedures. Mortgage origination activities are subject to, among other regulatory requirements, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. Many of the aforementioned regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

     There are various state and local laws and regulations affecting the Company's operations. The Company is in possession of all licenses required by the State of Florida to conduct its business operations. Conventional mortgage operations also may be subject to state usury statutes. FHA and VA mortgage loans are exempt from the effect of such statutes.

ENVIRONMENTAL MATTERS

     To date, the Company has not been required to perform any investigation or remediation activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. Although the Company primarily lends to owners of residential properties, there is a risk that the Company could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by the Company, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean up costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

     The Company currently has 239 employees, 157 of whom were salaried employees and 82 of whom were compensated on a commission basis. Substantially all of the Company's employees work on a full-time basis. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

     The Company's executive and administrative offices are located at 580 Village Boulevard, Suite 120, West Palm Beach, Florida 33409, where the Company leases approximately 4,200 square feet of office space at an aggregate annual rent of approximately $73,348. The lease provides for certain scheduled rent increases and expires in May 31, 1998.

     The Company maintains 12 other offices in the States of Florida, Colorado, Georgia, Illinois and Tennessee pursuant to leases with various expiration dates through 1999, at monthly rental rates of from $863 to $4,288. The Company considers its facilities to be satisfactory for its current needs.

LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is information concerning the current executive officers and directors of the Company.

NAME                                 AGE   TITLE

Vincent C. Castoro(1).............   63    Chairman of the Board of Directors
Christopher C. Castoro(1).........   32    Chief Executive Officer and Director
Don M. Lashbrook..................   45    President
Vincent J. Castoro(1).............   30    Vice President and Director
Thomas J. Healy...................   48    Director
Robert J. Thompson................   48    Director
Robert A. Simm....................   33    Chief Accounting Officer

------------------
(1) Vincent C. Castoro is the father of Vincent J. Castoro and Christopher C. Castoro.

     VINCENT C. CASTORO founded the Company in April 1989 and has been a director of the Company since that date. Mr. Castoro is currently Chairman of the Board of Directors and served as the Chief Executive Officer of the Company from March 1991 until June 1997. Prior to founding the Company, Mr. Castoro was involved in the heating oil distribution business in the New York metropolitan region.

     CHRISTOPHER C. CASTORO has been the Chief Executive Officer of the Company since June 1997 and was Executive Vice President of the Company since July 1993 and a director of the Company since April 1989. From April 1989 to June 1993, Mr. Castoro served as the Secretary and Treasurer of the Company. Mr. Castoro is a member of the Mortgage Bankers Association of America, and has served on that organization's Secondary Marketing Committee since 1994. Mr. Castoro also serves as an member of the Advisory Board of the Chase Manhattan Mortgage Corporation.

     DON M. LASHBROOK has been the President of the Company since June 1997. Mr. Lashbrook served as the Senior Vice President-Risk Management of Citizens Mortgage Corporation, an Atlanta, Georgia based mortgage lender from March 1996 through May 1997. From February 1994 through February 1996, Mr. Lashbrook was Executive Vice President and Director of the Risk Management Division of Barnett Mortgage Company, a subsidiary of Barnett Banks, Inc. Prior to February 1994, Mr. Lashbrook was Senior Vice President of Marketing for Maryland National Mortgage Corporation, a subsidiary of Maryland National Bank.

     VINCENT J. CASTORO has been Vice President of the Company since June 1997, was previously President of the Company from 1993 and has been a director of the Company since April 1989. From April 1991 through May 1993, Mr. Castoro served as the Vice President of the Company.

     THOMAS J. HEALY has been the Director of the Mortgage Banking Strategies Group at CoreStates Capital Markets, a division of CoreStates Bank, N.A. in Fort Lauderdale since November 1990. From March 1987 to November 1990, Mr. Healy was the Managing Director of Reserve Financial Management Corp., an investment banking firm in Miami, Florida. Mr. Healy is a Master Faculty Fellow of the Mortgage Banking Association School of Mortgage Banking and an accomplished lecturer and author in the mortgage banking industry.

     ROBERT J. THOMPSON is the founder of R. Thompson & Company, a lobbying practice formed in 1983 which performs a wide variety of public relations services for both the government and private sector. Prior to founding R. Thompson & Company, Mr. Thompson served in the White House as Special Assistant to President Ronald Reagan and Deputy Director of Legislative Affairs from February 1982 to November 1982 after serving as Executive Assistant for Congressional Relations to then Vice President George Bush.

     ROBERT A. SIMM has been the Chief Accounting Officer of the Company since August 1993. From January 1989 through July 1993, Mr. Simm was employed by the New York City accounting firm of Leventhal, Zupnick, Berg & Co., most recently as a Senior Accountant.

     The Board of Directors of the Company is divided into two classes. Class 1 directors serve for a term expiring at the 1998 annual meeting of stockholders, and Class 2 directors serve for a term expiring at the 1999 annual meeting of stockholders (and in each case, until their respective successors are duly elected and qualified). Mr. Vincent C. Castoro, Mr. Healy and Mr. Thompson are Class 1 directors, and Mr. Vincent J. Castoro and Mr. Christopher C. Castoro are Class 2 directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for two-year terms and until their successors are duly elected and qualified.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee has the authority and duty to recommend to the Board of Directors the auditors to be engaged as the Company's independent public accountants and to review the results and scope of the audit and other services provided by the Company's independent public accountants and to take such other action as it deems appropriate to ensure the appropriate safeguarding of the Company's assets and appropriate accounting of its assets and liabilities.

     The Compensation Committee has all powers of, and the authority to exercise all duties of, the Board in matters relating to executive compensation and administration of stock option and other employee benefit plans of the Company, subject to the terms of such plans. The Compensation Committee has the authority and duty to nominate directors of the Company for election at each annual meeting of stockholders, to nominate directors of the Company to fill vacancies and to nominate directors of any subsidiary of the Company; in each case, such nominations are subject to approval by the Board.

     The Audit Committee and the Compensation Committee each consists of at least two directors who are not employees of the Company. Messrs. Healy and Thompson are the members of these Committees.

COMPENSATION OF DIRECTORS

     The non-employee members of the Board of Directors receive $500 per meeting attended. No other directors receive or will receive cash or other compensation for services on the Board of Directors or any committee thereof. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as Board members.

EMPLOYMENT AGREEMENTS

     The Company has entered into three-year employment contracts with each of Messrs. Vincent C. Castoro, Vincent J. Castoro and Christopher C. Castoro providing for annual base salaries of $100,000. Each employment agreement provides that the employee is eligible to receive options under the Company's Stock Option Plan and cash bonuses based upon the financial performance of the Company and the employee's contribution to that performance. Each employment agreement contains confidentiality and non-competition provisions.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation of the Company's Chief Executive Officer and the Company's three other most highly compensated executive officers for the three fiscal years ended December 31, 1996. The remuneration described in the table does not include the cost to the Company of benefits furnished to the each such officer, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits did not exceed 10% of each such officer's cash compensation.

                                                         ANNUAL COMPENSATION
                                                       FISCAL                                      OTHER ANNUAL
NAME AND PRINCIPAL POSITION                             YEAR           SALARY      BONUS           COMPENSATION

Vincent C. Castoro.........................             1996           $71,623       --                  --
  Chairman of the Board of Directors                    1995            57,200       --                  --
                                                        1994            57,200       --                  --

Christopher C. Castoro.....................             1996            78,000       --                  --
  Chief Executive Officer                               1995            78,000       --                  --
                                                        1994            71,500       --                  --

Vincent J. Castoro.........................             1996            78,000       --                  --
  Vice President                                        1995            78,000       --                  --
                                                        1994            71,500       --                  --

Robert A. Simm.............................             1996            51,208       --                  --
  Chief Accounting Officer                              1995            48,807       --                  --
                                                        1994            45,000       --                  --


     No options or other form of long-term compensation were granted to, or exercised or held by, the named executive officers during the year ended December 31, 1996.

STOCK OPTION PLAN

     The Company's Board of Directors adopted the Company's Stock Option Plan (the "Stock Option Plan") as of May 27, 1997. The Stock Option Plan is administered by the Compensation Committee. All employees and directors of, and consultants to, the Company as may be determined from time to time by the Compensation Committee are eligible to receive options under the Stock Option Plan.

     A total of 80,000 shares were authorized for issuance under the Stock Option Plan. Upon consummation of the Public Offering, the Company granted options with respect to 40,000 (the "Initial Options") shares at an exercise price equal to the initial public offering price to certain eligible participants under the Stock Option Plan. None of the Initial Options were granted to Vincent C. Castoro, Vincent J. Castoro or Christopher C. Castoro. Furthermore, the Company granted options with respect to 7,000 shares at an exercise price equal to of the initial public offering public of $5.00 to the Company's chief accounting officer, Robert A. Simm.

     The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to a holder of more than 10% of the outstanding Common Stock.

     Stock options are exercisable for a duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. Options shall be exercisable at such rate and times as may be fixed by the Compensation Committee on the date of grant. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Option Plan and the Code.

     At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

     Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

     Stock options terminate at the end of the 30th business day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The post-termination exercise period for any individual may be extended by the Board of Directors, but not beyond the expiration of the original term of the option.

     The number of shares of Common Stock covered by outstanding options, the number of shares of Common Stock available for issuance under the Stock Option Plan and the exercise price per share of outstanding options will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split or stock dividend. In the event of a merger or sale of all or substantially all of the assets of the Company, the Compensation Committee or the Board of Directors will make such adjustment as it deems equitable in respect of outstanding options, including, without limitation, the revision or cancellation of any such options.

     Each option may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.

     No option may be granted under the Stock Option Plan after the day preceding the tenth anniversary of the adoption of the Stock Option Plan.

     The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Option Plan and may, with the consent of the affected holder of an outstanding option at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the number of shares issuable pursuant to the Stock Option Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the stockholders of the Company, only if the rules of any exchange on which the Common Stock is included, or any self-regulatory organization having jurisdiction over the Company shall require such approval; if no such approval is required, the Board of Directors may approve any such amendment.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH THE COMPANY'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     Since inception, Vincent C. Castoro, the Company's Chairman and Chief Executive Officer, has advanced an aggregate of $448,969 to the Company for working capital purposes. These advances, which were without interest, were repaid in their entirety during the year ended December 31, 1996. In addition, during the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company advanced $12,949 and $4,148, respectively to Mr. Castoro which was a receivable at September 30, 1997. These advances were without interest.

TRANSFER OF INTEREST IN CARROLL STREET; GIFTING OF SHARES

     In connection with its formation, in April 1989, CFI Mortgage issued, in equal shares, an aggregate of 2,500 shares of common stock to Vincent J. Castoro, Christopher C. Castoro and Robert Castoro. Robert Castoro, who is also a son of Vincent C. Castoro, is not currently involved in the business of the Company. In June 1992, CFI Mortgage issued 5,000 shares of common stock to Vincent C. Castoro in exchange for 40% of the capital stock of Carroll Street. The remaining 60% of the equity interest in Carroll Street is owned by Vincent
C. Castoro. In connection with the transfer to CFI Mortgage of the interest in Carroll Street, Mr. Castoro's sons transferred to their father an aggregate of 250 shares of common stock, with the result that Vincent C. Castoro owned 5,250 shares of common stock of CFI Mortgage. Robert Castoro gave his remaining 750 shares to Vincent C. Castoro when he resigned from CFI Mortgage in 1993. Thereafter, on March 1, 1993, Vincent C. Castoro gave 3,000 shares of CFI Mortgage common stock to each of Vincent J. Castoro and Christopher C. Castoro. In March 1997, CFI Mortgage Inc. was incorporated in Delaware, and immediately prior to the Public Offering, Vincent J. Castoro and Christopher C. Castoro contributed their 7,500 shares of common stock of CFI Mortgage to the Company in exchange for 1,200,000 shares of Common Stock of the Company.

DISTRIBUTION OF THE INTEREST

     From April 17, 1989 through December 31, 1996, CFI Mortgage had not paid any of its earnings to the Prior Stockholders in the form of S corporation distributions. On March 26, 1997, CFI Mortgage distributed to the Existing Stockholders CFI Mortgage's 40% interest in Carroll Street, a New York corporation whose principal asset is a building located in Brooklyn, New York. The remaining 60% of Carroll Street is owned by Vincent C. Castoro. The distribution of the Interest, which was recorded on CFI Mortgage's balance sheet at December 31, 1996 as having a value of $175,224, was intended to offset taxes payable at the applicable statutory rate by the Existing Stockholders on the estimated net earnings of CFI Mortgage for the period from January 1, 1996 to December 31, 1996 and to distribute to the Existing Stockholders previously earned and undistributed S corporation earnings.

TRANSACTIONS IN CONNECTION WITH TERMINATION OF S CORPORATION STATUS

     Pursuant to the terms of the Contribution Agreement and as described above, the Existing Stockholders contributed to the Company their stock in CFI Mortgage, in exchange for 1,200,000 shares of Common Stock. As a result, the Company and CFI Mortgage, which became a wholly-owned subsidiary of the Company, are fully subject to federal and state income taxes, and the Company recorded a deferred tax asset on its balance sheet.

TITLE COMPANY AND APPRAISAL COMPANY

     The Company is a 49% shareholder in Real Estate Associates Title Inc. ("Title Company"), a Florida corporation incorporated in February 1996. The Company acquired its interest in Title Company for $5,000. The remaining shareholder of Title Company is Harbor Holdings Co. ("HHC"), a Florida corporation. HHC is owned by James F. Miller, Esq. (51%) and Christopher C. Castoro (49%). From time to time Mr. Miller performs legal services for the Company.

     Title Company had gross revenues of $20,000 for the year ended December 31, 1996, all of which was derived from title searches relating to loans originated by the Company. Rates charged by the Title Company are regulated by the State of Florida Office of Insurance Commission.

     In addition, Vincent J. Castoro is a 49% shareholder in Clairco, Inc. ("Appraisal Company"), a Florida corporation incorporated in April 1996. The remaining shareholder of Appraisal Company is Robert J. Clair, who formerly was employed by the Company as an appraiser. The only capital contributed to the Appraisal Company has been utilized for miscellaneous filing and legal fees.

     Appraisal Company had gross revenues of $82,500 for the year ended December 31, 1996, all of which was derived from property appraisals relating to FHA loans originated by the Company. Rates charged for FHA appraisals are regulated by the FHA.

     In January 1997 both Title Company and Appraisal Company ceased operations. In connection therewith, the Company has adopted a policy of doing business only with unaffiliated vendors.

     The Company believes such transactions with its officers/shareholders were made on terms no less favorable to the Company than those generally available from affiliated third parties. Future transactions with its officers/shareholders will be on terms no less favorable to the Company than those generally available from unaffiliated third parties and will be ratified by a majority of the independent outside disinterested members of the Company's board of directors. In the future, no loans will be made to officers, directors, post-offering 5% or greater shareholders or affiliates thereof, except for bona fide business purposes.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of January 19, 1998, certain information with respect to the beneficial ownership of the Common Stock by: (i) each of the Company's Directors, (ii) each officer named in the Summary Compensation Table,
(iii) all directors and executive officers of the Company as a group, and (iv) each other person (including any "group," as that term is used in Section 13(d)(3) of the Exchange Act) who is known by the Company to own beneficially 5% or more of the Common Stock. The Company believes that the beneficial owners of the Common Stock. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, except as noted below. The address of each person listed below is 580 Village Boulevard, Suite 120, West Palm Beach, Florida 33409, unless otherwise indicated.



NAME OF BENEFICIAL OWNER                                 NUMBER OF SHARES        PERCENT OF CLASS

Vincent C. Castoro..................................           --                       --
Vincent J. Castoro..................................        600,000                     27%
Christopher C. Castoro..............................        600,000                     27%
Thomas J. Healy.....................................           --                       --
Robert J. Thompson..................................           --                       --
Robert A. Simm(1)...................................          7,000                     --
All directors and executive officers as a group
(six persons).......................................      1,207,000                   54.9%

-----------------

(1) Includes 7,000 options to purchase shares of Common Stock held by Mr. Simm which are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is subject to the Delaware General Corporation Law (the "DGCL") and to provisions contained in the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provision thereof summarized below.

     The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), and 20,000,000 shares of Common Stock, par value $.01 per share.

COMMON STOCK

     Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company.

     In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

     The Common Stock presently outstanding is, and the Common Stock offered and sold hereby will be, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without stockholder approval, and with respect to each series to determine (subject to limitations prescribed by law) (1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, for shares of each series, (7) the provision of a sinking fund, if any, for each series, and (8) generally any other rights and privileges not in conflict with the Certificate of Incorporation for each series and any qualifications, limitations or restrictions thereof.

   SERIES A CONVERTIBLE PREFERRED STOCK

     GENERAL. Pursuant to the Certificate of Designations, Voting Powers, Preferences and Rights of the Series of Preferred Stock of CFI Mortgage Inc. to be Designated Series A Convertible Preferred Stock (the "Series A Certificate of Designations"), filed December 2, 1997, the Company authorized the issuance of 2,400 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The holders of Convertible Preferred Stock are entitled to the rights, preferences and privileges set forth below (which do not purport to be complete and are qualified in their entirety by reference to the Series A Certificate of Designations).

     DIVIDENDS. Holders of Convertible Preferred Stock are entitled to receive, in preference to the holders of Common Stock, an 8% cumulative annual dividend payment per share of Convertible Preferred Stock. Dividends are payable only upon conversion of the shares and are payable in cash or shares of Common Stock, at the option of the Company. The Conversion Shares will be registered for resale pursuant to the terms of the Registration Rights Agreement, dated as of December 2, 1997 (the "Registration Rights Agreement"), by and between the Company and the Initial Investor named therein. Dividends on the Convertible Preferred Stock will be cumulative from the date of original issuance. As long as any Convertible Preferred Stock shall be outstanding, the Company shall not declare, pay, or set aside for payment any dividend or declare or make any distribution upon or purchase, redeem or otherwise acquire Common Stock or any other series or class of capital stock.

     VOTING RIGHTS. The holders of Convertible Preferred Stock have the right to vote on all matters on which the holders of Common Stock have the right to vote, and each holder of shares of Convertible Preferred Stock shall have the right to cast one vote for each whole share of Common Stock which would be issued to such holder upon conversion of such holder's shares of Convertible Preferred Stock assuming that such conversion were to occur on the date immediately prior to the record date for the determination of stockholders entitled to vote. The holders of Convertible Preferred Stock shall vote together as one class with the holders of Common Stock, except as otherwise required by Delaware law. The Company shall not amend, alter or repeal any of the provisions of its Certificate of Incorporation or Bylaws so as to affect adversely the powers, preferences, qualifications, limitations or rights of the holders of the Convertible Preferred Stock.

     LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution is made on any other stock of the Company, $1,000 per share in cash, plus accumulated and unpaid dividends, which dividends shall be payable on a pro rata basis among holders of Preferred Stock in cash. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Convertible Preferred Stock (and any series of preferred stock ranking in parity with the Convertible Preferred Stock in respect of distributions upon liquidation, dissolution or winding-up of the Company) are not paid in full, the holders of the Convertible Preferred Stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Convertible Preferred Stock will not be entitled to further participation in any distribution of assets by the Company. A consolidation or merger of the Company with or into one or more corporations where the Company is not the surviving corporation, a sale or transfer of all or substantially all of the assets of the Company for cash or securities or a Change of Control (as defined in the Series A Certificate of Designations) shall be deemed to be a liquidation, dissolution or winding up of the Company.

     CONVERSION. The Convertible Preferred Stock is convertible into shares of Common Stock as soon as the registration statement of which this Prospectus is a part of is declared effective (the "Effective Date") but no later than February 1, 1998. The Conversion Price per share will be equal to the lower of (i)(x) average closing bid price of the Common Stock as calculated over the five trading-day period (the "Average Price") ending on the day prior to the date of conversion times (y) 85%, or (ii) the Average Price on the Closing Date (the "Maximum Price"), subject to adjustment. Each share of Convertible Preferred Stock will be convertible into the number of shares of Common Stock determined by dividing the Purchase Price by the Conversion Price in effect on the date the Conversion Notice is received by the Company. No fractional shares will be issued, and in lieu of any fractional share, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of conversion.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: the issuance of capital stock of the Company as a dividend or distribution on any shares of Common Stock; subdivisions, combinations and reclassifications or recapitalizations of the Common Stock; the issuance by the Company (to all holders of Common Stock or otherwise) of Common Stock, or of rights, warrants or convertible securities entitling the holder to subscribe for or purchase Common Stock, at less than the current market price (as calculated in the Series A Certificate of Designations); and the combination of the Company's shares of Common Stock into a larger number of shares. No adjustment in the Conversion Price is required unless such adjustment would require a change of at least 5% in the price then in effect, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Before taking any action which would cause an adjustment effectively reducing the Conversion Price below the par value of the Common Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at the Conversion Price as so adjusted.

     AUTOMATIC CONVERSION. The Convertible Preferred Stock is subject to automatic conversion on December 3, 1999, if not sooner converted.

     OPTIONAL CONVERSION The Company may, at its option, force conversion, pro rata, of the Convertible Preferred Stock outstanding by giving the holders thereof notice (i) starting 60 days from the Effective Date, if the Common Stock trades at a price equal to or in excess of 150% of the Maximum Price for 20 consecutive trading days, the Company may elect to force conversion of up to an additional 25% of the Convertible Preferred Stock outstanding; (ii) starting 90 days from the Effective Date, if the Common Stock trades at a price equal to or in excess of 175% of the Maximum Price for 20 consecutive trading days, the Company may elect to force conversion of up to an additional 25% of the Convertible Preferred Stock originally issued by the Corporation; and (iii) starting 120 days from the Effective Date, if the Common Stock trades at a price equal to or in excess of 200% of the Maximum Price for 20 consecutive trading days, the Company may elect to force conversion of up to all of the remaining Convertible Preferred Stock outstanding.

WARRANTS

     The holders of the Warrants do not have any of the rights or privileges of stockholders of the Company, including voting rights and rights to receive dividends, prior to exercise of the Warrants. The Company has reserved out of its authorized but unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Warrants. The Common Stock issuable on exercise of the Warrants will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

     The Company is required to file a new registration statement or a post-effective amendment to the Registration Statement of which this Prospectus is a part with the SEC with respect to the securities underlying the Warrants prior to the exercise of the Warrants and to deliver a prospectus with respect to such securities to all warrantholders.

         IPO WARRANTS

     As part of the consideration to the underwriter (the "Underwriter") for it services rendered in connection with the Company's Public Offering, the Company granted to the Underwriter IPO Warrants to purchase up to 100,000 shares of Common Stock at any time after the first anniversary of the issue date of the IPO Warrants until May 27, 2002 at an exercise price of $6.00 per share, subject to certain adjustments. The IPO Warrants contain antidilution provisions in the event of any recapitalization, split-ups of shares, discounted transactions or certain stock dividends, as well as certain registration rights. The IPO Warrants have not been transferred, sold, assigned or hypothecated, in part or in whole (other than by will or pursuant to the laws of descent and distribution) except to officers of the Underwriter. The Company has agreed that, upon request of the then holder(s) of a majority of the IPO Warrants and the underlying securities, if issued, which were originally issued to the Underwriter or its designees, made at any time within the period commencing one year and ending five years after the effective date of the Public Offering, the Company will file at its sole expense (other than seller's commissions and expenses of seller's counsel or others hired by seller), no more than once, a registration statement under the Securities Act registering or qualifying the shares underlying the IPO Warrants for public sale. The Company has also agreed, with certain limitations, that if, at any time within the period commencing one year and ending five years after the Closing Date, it should file a registration statement with the Commission pursuant to the Securities Act, the Company, at its own expense (other than seller's commissions and seller's counsel and others hired by seller), will offer to said holder(s) the opportunity to register or qualify the shares underlying the IPO Warrants.

         ADDITIONAL WARRANTS

     In connection with the issuance and sale of the Convertible Preferred Stock, the Company granted to certain affiliates of the Underwriter Additional Warrants to purchase up to 240,000 shares of Common Stock at any time from September 17, 1997 until September 17, 2001 at an exercise price of $8.50 per share, subject to certain adjustments. The Additional Warrants are otherwise identical to the IPO Warrants except that they contain provisions for a "cashless exercise."

OPTIONS

     Upon consummation of the Public Offering, the Company granted options to purchase up to 40,000 shares of Common Stock, at exercise prices equal to the initial public offering price, pursuant to the provisions of the Company's Stock Option Plan. See "Management--Stock Option Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act to register these shares.

VOTING RIGHTS

     Stockholders are entitled to one vote for each share of Common Stock held of record.

CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS

     The Company's Certificate of Incorporation contains certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Effective as of the next meeting for the election of directors, the Certificate of Incorporation provides for a classified Board of Directors consisting of two classes as nearly equal in size as practicable. Each class will hold office until the second annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first and second classes of the Board of Directors will expire in 1998 and 1999, respectively. The Company's Certificate of Incorporation provides that no director may be removed except for cause and by the vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Certificate of Incorporation permits the Board of Directors to create new directorships and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors is required to amend the foregoing provisions of the Certificate of Incorporation.

     The Certificate of Incorporation prohibits any action required to be taken or which may be taken at any annual or special meeting of stockholders of the Company to be taken, without a meeting, denying the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action. This provision may discourage another person or entity from making a tender offer for the Company's Common Stock because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     Certain provisions in the Certificate of Incorporation, the Bylaws and the DGCL could have the effect of delaying, deferring or preventing changes in control of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article NINTH of the Company's Certificate of Incorporation provides that, to the full extent permitted by the DGCL, directors shall not be personally liable to the Company or its stockholders for damages for breach of any duty owed to the Company or its stockholders.

     The Certificate of Incorporation and Bylaws of the Company provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

     The Company will apply for directors' and officers' liability insurance which is intended to provide the Company's Directors and officers protection from personal liability in addition to the protection provided by the Company's Certificate of Incorporation and Bylaws as described above.

TRANSFER AGENT

     The transfer agent for the Common Stock is Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Selling Stockholders may sell all or a portion of the shares of Common Stock which may be issued to them from time to time while the registration statement of which this Prospectus is a part remains effective. To the extent required, the number of Shares to be sold, the names of the Selling Stockholders, the purchase price, the name of any agent or dealer and any applicable commissions with respect to a particular offer will be set forth in an accompanying supplement to this Prospectus. The aggregate proceeds to the Selling Stockholders from the sale of Common Stock offered hereby will be the prices at which such securities are sold, less any commissions. There can be no assurance that the Selling Stockholders will convert any of their Convertible Preferred Stock nor sell any of the shares of Common Stock issuable upon their conversion.

     The Shares may be sold by the Selling Stockholders upon conversion in transactions on the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. A Selling Stockholder may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the converted shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The Selling Stockholders may also pledge such shares to banks, brokers or other financial institutions as security for margin loans or other financial accommodations that may be extended to such Selling Stockholders, and any such bank, broker or other institution may similarly offer, sell and effect transactions in such shares.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock may not be sold unless such shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act.

     The Company shall use its best efforts to maintain the effectiveness of the Registration Statement for a period of thirty months through the preparation and filing with the SEC of such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the use of Form SB-2 by the Securities Act or rules and regulations thereunder or otherwise necessary to keep the Registration Statement effective and will cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act.

     The Company will pay all expenses incident to the offering and sale of the Common Stock to the public other than underwriting discounts and selling commissions.

                              SELLING STOCKHOLDERS

     The Shares covered by this Prospectus are those issuable upon (i) exercise of IPO Warrants and Additional Warrants and (ii) conversion of the Convertible Preferred Stock. The shares are offered by the Selling Stockholders identified in the table below. It is unknown if, when, or in what amounts a Selling Stockholder may offer the Shares for sale. There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

     Because the Selling Stockholders may offer all or some of the shares pursuant to the offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the Selling Stockholders after completion of the offering, no estimate can be given as to the amount of the shares that will be held by the Selling Stockholders after completion of the offering.

     The following table sets forth certain information regarding beneficial ownership of Warrants, Convertible Preferred Stock and Common Stock of each Selling Stockholder as of January 15, 1998.

                                                                           Number of Shares             Number of Shares
                                             Number of Warrants        of Convertible Preferred          of Common Stock
NAME OF SELLING STOCKHOLDER                  BENEFICIALLY OWNED        STOCK BENEFICIALLY OWNED        BENEFICIALLY OWNED
---------------------------                  ------------------        ------------------------        ------------------
Baldock Ventures Limited...............             -                           2,000                         -
Settondown Capital Ltd. ...............             -                              60                         -
LEXUS Partners Limited.................          100,000                           -                          -
Allan M. Levine........................          100,000                           -                          -
Michael J. Schumacher..................          100,000                           -                          -
Larry Kaplan...........................           40,000                           -                          -



                                  LEGAL MATTERS

     Certain legal matters, including the legality of the shares of Common Stock offered hereby, will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York.

                                     EXPERTS

     The financial statements of CFI Mortgage Corporation as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996, included in this Prospectus and in the related Registration Statement, have been audited by Weinick Sanders Leventhal & Co. LLP (successor to the practice of Martin Leventhal & Company LLP, certified public accountants), independent public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       CFI MORTGAGE INC. AND SUBSIDIARIES

                                DECEMBER 31, 1996
                                       AND
                         SEPTEMBER 30, 1997 (UNAUDITED)

                          INDEX TO FINANCIAL STATEMENTS


                                                                                    PAGE NO.

Report of Independent Certified Public Accountants
Financial Statements:.....................................................            F-2
   Consolidated Balance Sheets as at December 31, 1996 and 1995 and as at
     September 30, 1997 (unaudited) and 1996 (unaudited)..................            F-3
   Consolidated Statements of Operations and Retained Earnings (Deficit)
     For the Years Ended December 31, 1996 and 1995 and for the Nine
     months ended September 30, 1997 and 1996 (unaudited).................            F-4
   Consolidated Statements of Cash Flows For the Years Ended December 31,
     1996 and 1995 and for the Nine months ended September 30, 1997
     (unaudited) and 1996 (unaudited).....................................            F-5
Notes to Consolidated Financial Statements................................          F-6-F-10

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders
CFI Mortgage Corporation
West Palm Beach, Florida

     We have audited the accompanying balance sheets of CFI Mortgage Corporation as at December 31, 1996 and 1995 and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards and Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFI Mortgage Corporation as at December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Martin Leventhal & Company LLP
Certified Public Accountants

New York, N.Y.
February 7, 1997

                                                                  DECEMBER 31,
                                                            1996                 1995            SEPTEMBER 30, 1997
                                                                     ASSETS                          (UNAUDITED)


Current assets:
    Cash (Note 1)....................................     $  644,685           $563,327              $  427,099
  Fees and loans receivable (Note 2).................        882,588            540,619               2,999,686
Loans held for sale..................................            --                 --               22,937,412
    Miscellaneous receivables
      (net of allowance for
      doubtful accounts of
      $18,000, $40,000, $18,000
      and $9,000, respectively (Note 3)..............        101,468            70,787                 165,371
    Property held for sale (Note 4)..................        207,500               --                  207,500
    Investment in 430 Carroll
      Street Inc. (Note 5)...........................        175,224               --                      --
    Prepaid expenses and other
      current assets.................................         51,293            67,779                 502,859
    Loans receivable--related
      party (Note 6).................................         12,949               --                  214,189
                                                           -----------        ---------              ----------
        Total current assets.........................      2,075,707         1,242,512              27,454,116
                                                           ---------         ---------               ----------
Property and equipment
    (Notes 1 and 7):
    Furniture and equipment..........................        241,641           155,625               1,210,113
    Automobile.......................................         35,677               --                   82,147
                                                            --------          ---------             -----------
                                                             277,318           155,625               1,292,260
    Less accumulated depreciation....................         90,456            56,012                 156,786
                                                            --------          ---------              ----------
      Total property and
      equipment......................................        186,862            99,613               1,135,474
                                                             -------          --------               ----------
Other assets:
    Deferred and refundable income taxes.............            -                  -                  90,000
    Property held for development....................           --             253,235                     --
    Investment in 430 Carroll
      Street Inc. (Note 5)...........................           --             280,000                     --
    Deferred offering costs..........................       120,000                --                      --
    Deposits.........................................        48,249             38,094                132,055
                                                           ---------       ------------           ------------
      Total other assets.............................       168,249            571,329                222,055
                                                           ---------        -----------           ------------
                                                         $2,430,818         $1,913,454            $28,811,645
                                                          ==========        ==========             ===========

                                                      DECEMBER 31,                   SEPTEMBER 30, 1997
                                               1996                 1995                 (UNAUDITED)



                                    LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Warehouse finance facilities......               --                     --                 22,277,228
  Cash overdraft....................       $  385,858              $      --                 $  476,358
  Bank loan payable (Note 9)........          133,250                     --                    108,375
  Current maturities of
    long-term debt (Note 7).........           17,562                     --                    108,252
  Accounts payable, accrued
    expenses and other current
    liabilities (Note 8)............          456,002                466,337                  1,834,600
                                           ----------             ----------               ------------
      Total current liabilities.....          992,672                466,337                 24,804,813
                                           ----------             ----------                -----------
Long-term liabilities:
  Notes payable (Note 7)............           28,772                     --                    235,605
  Loans payable--related
    party (Note 6)..................               --                348,969                         --
                                         ------------             ----------           ----------------
      Total long-term liabilities...           28,772                348,969                    235,605
                                          -----------             ----------                -----------
    Total liabilities...............        1,021,444                815,306                 25,040,418
                                           ----------             ----------            ---------------

Commitments and contingencies
  (Note 9)..........................               --                     --                         --
Stockholders' equity (Note 9):
  Common stock, $1 par value
    Authorized, issued and
    outstanding--7,500 shares.......            7,500                  7,500                     22,000
  Additional paid-in capital........        1,234,673              1,234,673                  5,020,698
  Retained earnings (deficit).......          167,201               (144,025)                (1,271,471)
                                            ---------            ----------                ------------
Total stockholders' equity..........        1,409,374              1,098,148                  3,771,227
                                           ----------             ----------               ------------
                                           $2,430,818             $1,913,454                $28,811,645
                                           ==========             ==========                ===========



                 See accompanying notes to financial statements.

                       CFI MORTGAGE INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                                                             FOR THE YEARS ENDED                    FOR THE NINE MONTHS ENDED
                                                                  DECEMBER 31,                             SEPTEMBER 30,

                                                            1996                1995                1997                 1996
                                                                                (*)             (Unaudited)          (Unaudited)

Revenues:
  Commissions and fees.........................          $8,289,788         $5,487,738        $                   $
  Interest.....................................              22,335              5,649
                                                         ----------         ----------
    Total revenues.............................           8,312,123          5,493,387           7,222,617                5,769,446
                                                         ----------         ----------          ----------               ----------
Expenses:
  Selling......................................           3,276,575          2,567,762           3,278,732                2,509,730
  General and administrative...................           3,569,708          1,804,091           4,138,093                2,794,213
  Interest.....................................           1,004,103            710,294           1,159,240                  674,573
  Write down of land and investment to
    fair market value (Notes 4 and 5)..........             150,511                 --                  --                       --
                                                         ----------          ---------           ---------                ---------
      Total expenses...........................           8,000,897          5,082,147           8,576,065                5,978,516
                                                         ----------         ----------          ----------               ----------
Net income (loss)..............................             311,226            411,240          (1,353,448)                (209,070)
Retained earnings (deficit)
  at beginning of period.......................            (144,025)          (555,265)            167,201                 (144,025)
Less: Dividend (Note 5)........................                  --                 --            (175,224)                      --
                                                          ---------          ---------           ----------                ---------
Retained earnings (deficit)
  at end of period.............................          $  167,201         $ (144,025)       $ (1,361,471)              $ (353,095)
                                                         ==========         ==========        =============              ==========
Pro Forma Information
  (Unaudited) (Notes 10 and 11)

     Pro forma net income (loss)
     (unaudited Note 10):
        Historical net income (loss)...........          $  311,226         $  411,240       $ (1,353,448)               $ (209,070)
        Pro forma provision
          (credit) for income taxes............             109,989            (48,968)          (472,637)                  (68,903)
                                                         ----------          ----------        -----------                ----------
        Pro forma net income (loss)............          $  201,237         $  460,208        $  (880,811)               $ (140,167)
                                                         ==========          ==========        ===========                ==========
      Pro forma per share data
        (unaudited) (Note 11):
        Pro forma net income (loss)
          per share............................               $.17                $.38             $(.54)                     $(.12)
                                                              ====                ====              =====                      =====
        Pro forma weighted average
          shares outstanding...................          1,200,000           1,200,000         1,644,445                  1,200,000
                                                        ==========          ==========        ==========                 ==========


(*)  Reclassified for comparability.


                 See accompanying notes to financial statements.

                       CFI MORTGAGE INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         FOR THE YEARS ENDED                      FOR THE NINE MONTHS ENDED
                                                             DECEMBER 31,                                 SEPTEMBER 30,

                                                       1996                  1995                1997                1996
                                                       ----                  ----                ----                ----
                                                                              (*)              (UNAUDITED)        (UNAUDITED)

Cash flows from operating
  activities:
  Net income (loss).........................         $311,226              $ 411,240        $ (1,353,448)           $(209,070)
                                                     --------              ---------        ------------            ---------
  Adjustments to reconcile net
    income (loss) to net cash provided
    by (used in) operating activities
    Depreciation............................           34,444                 19,348              66,330               22,386
    Provision for doubtful accounts.........           72,957                 43,733                 --                   --
    Loss on sale of property assets.........              --                   3,081                 --                   --
    Write down of land and
      investment to fair market value.......          150,511                    --                  --                   --
    (Increase) decrease in
      fees and loans receivable.............         (341,969)              (399,092)        (2,117,098)               (6,477)
  Loans held for sale.......................               --                    --         (22,937,412)                  --
  Warehouse borrowings......................               --                    --          22,277,228                   --
    (Increase) decrease in
       miscellaneous receivables............         (103,638)               (19,480)           (63,903)              (90,640)
    (Increase) decrease in
       prepaid expenses.....................           16,486                 (8,929)          (451,566)               35,226
    (Increase) decrease in deposits.........          (10,155)               (22,644)           (83,806)              (22,079)
  Increase (decrease) in accounts
    payable, accrued expenses and
    other current liabilities...............          (10,335)               256,746          1,478,598               231,883
                                                      -------               ---------         ----------             --------
  Total adjustments.........................         (191,699)              (127,237)        (1,831,629)              170,299
                                                      --------              ---------       -------------            ---------
Net cash provided by (used in)
  operating activities......................          119,527                284,003         (3,185,077)              (38,771)
                                                     ---------              ---------       ------------             --------
Cash flows used in investing activities:
  Expenditures for property
    and equipment...........................         (121,693)              (67,452)         (1,014,942)             (111,943)
  Increase in loans
    receivable-related party................               --                    --            (201,240)                   --
                                                    ----------            ----------         -----------           ----------
Net cash used in investing activities.......         (121,693)              (67,452)         (1,216,182)             (111,943)
                                                      --------             ---------        -------------          -----------



                 See accompanying notes to financial statements.

                                                         FOR THE YEARS ENDED                     FOR THE NINE MONTHS ENDED
                                                             DECEMBER 31,                                 SEPTEMBER 30,

                                                       1996               1995                1997                 1996
                                                       ----               ----                ----                 ----
                                                                          (*)              (UNAUDITED)           (UNAUDITED)
  Increase (decrease) in bank
  loan payable.........................               133,250                 --            (24,875)                 --
  Increase in note payable.............                46,334                 --            480,150               56,152
  Deferred offering costs..............              (120,000)                --                ---                  --
  Proceeds from issuance of
    common stock.......................                                                   3,920,525                  --
  Increase (decrease) in due
    to officers........................              (361,918)            238,237               ---             (326,358)
  Payments of long-term debt...........                    --                 --           (182,627)              (4,443)
                                                      --------           --------          --------              -------
Net cash provided by (used in)
  financing activities.................                83,524             238,237         4,283,673               66,458
                                                     ---------          ---------         ---------               ------
Net increase (decrease) in cash........                81,358             454,788          (117,586)             (84,256)
Cash at beginning of year..............               563,327             108,539           644,685              563,327
                                                     ---------          ---------         ---------            ---------
Cash at end of year....................             $ 644,685           $ 563,327         $ 527,099            $ 479,071
                                                     =========          =========         =========            =========
Supplemental Disclosures of
  Cash Flow Information:
  Cash paid during the period:
    Income taxes.......................             $     --            $     --          $     -              $
                                                     =========          =========         =========            =========
    Interest...........................             $ 910,975           $ 710,294         $ 874,050            $ 674,573
                                                     =========          =========          =========           =========
Supplemental Schedules of
  Non-Cash Investing and Financing
  Activities:  Dividend paid by
  transfer of investment in 430
    Carroll Street, Inc................             $      --           $     --          $ 175,224             $    --
                                                     =========          =========          ========            =========



                 See accompanying notes to financial statements.

                            CFI MORTGAGE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                 (INFORMATION RELATING TO THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES.

  (A)  ORGANIZATION:

     Creative Industries, Inc. was incorporated in the State of Florida in April 1989, and operates as a licensed mortgage lender. In October 1990, the Corporation's name was changed to Creative Financing, Inc. and on May 24, 1995 the Corporation's name was changed to CFI Mortgage Corporation ("CFI Mortgage"). CFI Mortgage Inc. ("CFI") was incorporated in Delaware on March 18, 1997. Immediately prior to the Offering the existing shareholders of CFI Mortgage will contribute all of their shares of CFI Mortgage common stock to CFI in exchange for 1,200,000 shares of Common Stock of CFI.

  (B)  GEOGRAPHIC CONCENTRATION:

     Substantially all of CFI's loan origination and purchase volume is derived from the State of Florida. Although CFI is licensed or registered in three states, CFI intends to concentrate its loan origination and purchase activity in the State of Florida. Consequently, CFI's results of operations and financial condition are affected by general trends in the Florida economy and its residential real estate market.

  (C)  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  (D)  CASH:

     CFI invests its cash in high quality financial institutions, which at times may be in excess of the Federal Deposit Insurance Corporation insurance limits.

  (E)  ALLOWANCE FOR LOSSES:

     The determination of the balance of the allowance for credit losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for potential loan losses. Provisions for credit losses are charged to operating expenses.

  (F)  PROPERTY AND EQUIPMENT:

     Equipment is stated at cost less accumulated depreciation. CFI's policy is to provide for depreciation of physical properties over their estimated useful lives as a charge to operations at accelerated rates. Expenditures for maintenance, repairs and minor renewals are charged to operations; expenditures for betterments are charged to the property accounts. Upon retirement or other disposition of properties the carrying value and related accumulated depreciation are removed from the accounts.

  (G)  ORIGINATION FEES:

     CFI accounts for origination fee income on mortgages held for sale in conformity with Statement of Financial Accounting Standards No. 91. This statement requires that origination fees be offset by their direct loan costs and the net deferred income be recognized over the life of the loan. However, since CFI's mortgage inventory is normally held for a short period of time, management has elected to recognize such deferred income upon sale.

  (H)  INCOME TAXES:

     CFI, with the consent of its stockholders, has elected to have its income or loss reported directly by the stockholders under Subchapter S of the Internal Revenue Code.

NOTE 2--FEES AND LOANS RECEIVABLE.

     CFI sells its mortgages in the secondary market along with servicing rights to investors as well as arranging for resale of the mortgages to these investors. Fees receivable represents fees and mortgage payments from mortgages sold but not yet funded by investors.

NOTE 3--MISCELLANEOUS RECEIVABLES.

     Included in miscellaneous receivables at December 31, 1995 is a receivable of $78,925 from a construction company whose principal was incarcerated. Management estimated that an allowance for doubtful accounts of $40,000 was required at December 31, 1995. During 1996 management reevaluated this receivable and determined that it is worthless and charged the remaining $38,925 to bad debts in 1996.

NOTE 4--PROPERTY HELD FOR RESALE.

     CFI acquired a parcel of land in Florida which it intended to develop. In 1996, management decided to sell the land and accordingly reclassified the land as a current asset at December 31, 1996. As the cost of the land exceeded its fair market value of $207,500 by $45,735, the statement of operations for 1996 reflects a charge of $45,735 to reflect the asset's fair value at December 31, 1996.

NOTE 5--INVESTMENT IN 430 CARROLL STREET, INC.

     In 1992, CFI issued 5,000 shares of its common stock in exchange for 40% of the capital stock of 430 Carroll Street, Inc., a land holding corporation which was owned by the Company's CEO. The basis of the 40% interest is $280,000. In December 1996, management determined, in conjunction with offering its undeveloped land in Florida for sale, to divest of this investment. In February 1997, an appraisal of the corporation's land revealed that CFI's investment had been impaired and the investment's fair market value is $175,224. The accompanying financial statements reflect a charge to operations of $104,776 in 1996 to record the investment at its appraised fair market value as at December 31, 1996.

     On March 26, 1997, a dividend of CFI's undistributed subchapter "S" earnings in the amount of $175,224 was paid by the transfer of title of this 40% stock interest to CFI's two stockholders who are the sons of the CEO.

NOTE 6--RELATED PARTY TRANSACTIONS.

     Since inception, the CEO would make non-interest bearing temporary cash advances to CFI for its operational cash flow requirements. Through December 31, 1994, the CEO had advanced CFI (net of repayments) $164,966 and during 1995 made additional advances to the CFI of $284,003. In 1996, these advances were repaid to the CEO aggregating $448,969 as well as paid an advance to him of $12,949 and an additional advance in 1997 of $4,148 which is classified in the accompanying financial statements as a current asset at September 30, 1997 as it is the CEO's intention to repay the advances within one year.

     In February 1996, the Company acquired a 49% interest for $5,000 in a corporation which performed title searches for the Company. An officer of the Company effectively owns 25% of this affiliate. The Company paid fees of $20,000 in 1996 to this entity. Such fees were regulated by the State of Florida Office of Insurance Commission. Another officer of the Company acquired a 49% interest in a corporation in 1996 which performed $82,500 of appraisal services for the Company in 1996. In January 1997 both of these entities ceased operations. The Company's $5,000 investment was charged to operations in 1996.

NOTE 7--LONG-TERM NOTES PAYABLE.

     In 1996, CFI Mortgage acquired certain property assets and financed a portion of the acquisition price through two long-term notes. The notes are collateralized by the equipment purchased. At December 31, 1996, the balances payable under the notes are as follows:

                                                                                DEC. 31,          SEPTEMBER 30, 1997
                                                                                  1996                (UNAUDITED)

11% interest bearing notes payable in equal monthly
  installments of $869..............................................           $14,358                     $6,537
8% interest bearing notes payable in equal monthly
  installments of $874..............................................            31,976                     25,906
9.5% interest bearing notes payable in equal
  monthly installments of $622......................................                 -                     11,119
8.65% interest bearing notes payable in equal monthly
  installments of $500..............................................                 -                     28,667
9.5% interest bearing notes payable in equal monthly
  installments of $429..............................................                 -                     11,717
8.45% interest bearing notes payable in equal monthly
  installments of $416..............................................                 -                     15,850
10.27% interest bearing notes payable in equal monthly
  installments of $3,242............................................                 -                     95,281
16.27% interest bearing notes payable in equal monthly
  installments of $5,367............................................                 -                    148,776

                                                                               $46,334                   $343,853
  Less: Portion payable in one year                                             17,562                    108,223
                                                                               -------                  ---------
  Long-term notes payable                                                      $28,772                   $235,630
                                                                               =======                   ========


         Annual maturities of long-term debt are as follows:

                                             DEC. 31,           SEPTEMBER 30,
                                               1996                 1997
                                               ----                 ----
                                                                 (UNAUDITED)
          1997.......................        $17,562                 $20,832
          1998.......................         13,982                 108,223
          1999.......................          9,664                 109,946
          2000.......................          5,126                  97,668
          2001.......................              -                   7,184
                                           ---------              ----------
                                             $46,334                $343,853
                                             =======                ========

NOTE 8--ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES.

     Accounts payable, accrued expenses and other current liabilities are comprised of the following:

                                                          DECEMBER 31,                      SEPTEMBER 30,
                                                          ------------                     -------------
                                                    1996             1995            1997                1996
                                                    ----             ----            ----                ----
                                                                                              (UNAUDITED)

Accounts payable..........................        $123,477         $ 47,520         1,068,786           389,945
Accrued interest..........................          93,128               --           378,318            84,273
Accrued commissions and payroll...........         150,316          362,676           201,732           182,095
Accrued payroll taxes.....................          54,149           50,036            21,253            29,771
Sundry....................................          34,932            6,105           164,511            12,136
                                                  --------         --------      ------------        ----------
                                                  $456,002         $466,337        $1,834,600          $698,220
                                                  ========         ========        ==========          ========


NOTE 9--COMMITMENTS AND CONTINGENCIES:

  (A)  LINES OF CREDIT:

     CFI issues commitments for mortgage and other loans as part of its normal business transactions of mortgage lending. To assist CFI in its normal business, CFI maintains various mortgage purchase agreements, warehouse credit lines and revolving purchase facility credit lines with various banks. Under these credit lines, the financial institutions purchase the mortgages from the company without recourse. The credit lines have repurchase agreements which obligate CFI to have had furnished the bank with investors who committed to repurchase the mortgage loans from the bank prior to CFI's sale of the mortgage to such financial institution. Additionally, some of the agreements provide for repurchase by CFI if any of the mortgage loans are not resold to investors and go to actual foreclosure sale. At the foreclosure sale CFI, if necessary, will repurchase the mortgage. At December 31, 1996, CFI is indebted to one of its lenders for $133,250 due to the repurchase of two mortgages by CFI. Those mortgages aggregating $134,297 were sold in 1997 and at December 31, 1996 were included in mortgages receivable. Some of these obligations under these agreements are personally guaranteed by the Company's stockholders.

     At December 31, 1996 and September 30, 1997, CFI has aggregate lines of credit, respectively, of $21,000,000 and $25,000,000 from five and three financial institutions, respectively, ranging from $2,000,000 to $20,000,000. The utilized and outstanding portions of the lines of credit at December 31, 1996 and September 30, 1997 are $17,216,766 and $19,266,000, respectively, the largest of which is $10,010,365 and $14,538,271, respectively,--an amount that is $2,010,365 over its $8,000,000 line with the bank at December 31, 1996. CFI is also $2,068,919 over its $2,000,000 line of credit with another financial institution at December 31, 1996. At September 30, 1997, CFI's borrowings do not exceed any of its lines of credit maximum amounts. At December 31, 1996 and September 30, 1997, CFI had unused lines of credit aggregating $7,863,518 and $5,734,000, respectively. The lines bear interest at rates ranging from 9.0% to 9.5% at December 31, 1996 and September 30, 1997.

     The outstanding balances of the lines are as follows:

                                                       DECEMBER 31,                           SEPTEMBER 30,
                                              1996                 1995                 1997                1996
                                              ----                 ----                 ----                ----
                                                                                               (UNAUDITED)

Maximum outstanding balance..............   $17,216,766          $13,640,117         $19,266,000         $17,216,766
Average outstanding balance..............   $12,309,621           $8,011,645         $13,216,100         $11,569,400
Weighted average interest rate...........           8.2%                 8.9%                8.1%                8.2%


  (B)  LEASES:

     CFI leases its corporate headquarters and loan office facilities under real property operating leases. CFI leases office equipment under various operating leases. The leases for the most part require CFI to pay certain escalation clauses for real estate taxes, operating expenses, usage and common area charges. Rent expense for real property leases charged to operations in 1996 and 1995 was $403,786 and $189,828, respectively, and $163,894 and $77,463, respectively, for equipment leases. Rent expense for real property charged to operations for the nine months ended September 30, 1997 and 1996 was $105,993 and $302,029, respectively, and $156,384 and $116,740, respectively, for equipment leases.

     Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1996 are as follows:



      YEARS ENDING                                          REAL
      DECEMBER 31,                                        PROPERTY            EQUIPMENT
      -------------                                       ---------           ---------
         1996.....................................         $337,384           $103,965
         1997.....................................          262,532             66,790
         1998.....................................           91,844             29,482
         1999.....................................           19,837             11,080
                                                           --------           --------
          Total minimum future
             rental payments                               $711,597           $211,317
                                                           ========           ========


      YEARS ENDING                                          REAL
      SEPTEMBER 30                                        PROPERTY            EQUIPMENT
      ------------                                        ---------           -----------
        UNAUDITED


        1997.....................................        $410,851           $156,384
        1998.....................................         805,247            261,612
        1999.....................................         524,110            181,596
        2000.....................................         220,265            145,740
        Total minimum future
         rental payments


  (C) INITIAL SALE OF CFI'S SECURITIES TO THE PUBLIC:

     CFI entered into a letter of intent in December 1996 with an underwriter to offer its common stock to the public. The arrangement was modified so that CFI Mortgage Inc., which was incorporated in Delaware on March 18, 1997, will offer for sale to the public up to 1,000,000 shares of its common stock (including 120,000 shares of common stock issuance upon exercise of the Underwriter's over-allotment option) at $5 per share on a firm commitment basis. Immediately prior to the Public Offering, the Existing Stockholders of CFI Mortgage will contribute all of their shares of CFI's capital stock to CFI Mortgage Inc. in exchange for all of the common stock 1,200,000 shares of CFI Mortgage Inc. (the "Exchange"). The Underwriter received, among other items, 13% of the gross proceeds from the Public Offering in payment of underwriting discounts and a non-accountable expense allowance. Additionally, the Underwriter received warrants at a price of $0.01 per warrant to purchase shares of CFI Mortgage Inc.'s common stock equal to 10% of the number of common shares sold in the Public Offering. The warrants are exercisable for five years at 120% of the initial offering per share amount. The Underwriter may require CFI Mortgage Inc. at its expense to register the warrants and the underlying shares of common stock commencing one year after the closing of the initial offering. CFI paid the underwriter $100,000 in December 1996 as a non-refundable deposit against the fees to be earned.

  (D)  LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of the Company.

NOTE 10--SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED).

     CFI and its stockholders elected S corporation status for federal income tax reporting purposes. Under this election, the individual stockholders report all of the corporation's income and expenses on their personal income tax returns and are liable for all taxes thereon. Simultaneously with the exchange, CFI will cease to be treated as an S corporation. The following is the pro forma effect to CFI's statements of operations for 1996 and 1995 and for the nine months ended September 30, 1997 and 1996, as if CFI and its shareholders had not elected S corporation status.


                                                                                                FOR THE NINE
                                                      FOR THE YEARS ENDED                       MONTHS ENDED
                                                          DECEMBER 31,                          SEPTEMBER 30,
                                                      -------------------                       --------------
                                                  1996                 1995               1997               1996
                                                  ----                 ----               ----               ----
                                                                                                (UNAUDITED)

Historical net income (loss)
  as reported                                  $311,226              $411,240        ($1,353,448)         ($209,070)
Provision (credit) for
  income taxes                                 $109,989               (48,968)          (472,637)           (68,903)
                                               --------              --------           ---------           --------
Pro forma net income (loss)                    $201,237              $460,208          ($880,811)         ($140,167)
                                               ========              ========          ==========         ==========
The provision for income taxes
  is comprised of:
  Currently payable                            $167,283                $  --               $  --              $  --
  Deferred                                      (57,294)              (48,968)         ($472,637)          ($68,903)
                                               --------              --------          ----------          ---------
                                               $109,989              ($48,968)          $472,637           ($68,903)
                                               ========               ========           ========          =========


     The Federal tax credit in fiscal 1995 is the result of the reduction in the reserve against the deferred tax asset arising from the net operating carryforward loss through fiscal 1994. At December 31, 1994 management was not able to determine if the utilization of the net operating loss would be more likely than not and accordingly the asset of $188,790 was fully reserved. In 1995, $139,822 of the deferred tax asset was utilized and management determined that it was more likely than not the remaining net operating loss carryforward would be utilized and, accordingly, the deferred tax asset reserve was written off resulting in a credit to income tax expense of $48,968. In 1996, the deferred tax credit arises from the timing differences of the allowance for doubtful accounts and the write-downs in carrying values of the investment in 430 Carroll Street Inc. and property held for resale. Upon the successful completion of the Company's initial sale of its securities to the public, a deferred tax asset of $21,770 and a corresponding increase in stockholders' equity will be reflected in the Company's financial statements.

     A reconciliation of the statutory income tax to pro forma effective rate is as follows:

                                                                                         FOR THE NINE
                                                 FOR THE YEARS ENDED                     MONTHS ENDED
                                                      DECEMBER 31,                        SEPTEMBER 30,
                                                 -------------------                     ---------------
                                             1996                 1995                1997             1996
                                             ----                 ----                ----             ----
                                                                                            (UNAUDITED)

Federal statutory rate                      34.0%                34.0%                 34.0%            34.0%
Utilization of net operating
  loss carryforward                           --                (46.4)                   --               --
Nondeductible items                          1.3                  0.5                   1.0              (1.0)
                                             ---                  ---                   ---               ---
Effective tax rate                          35.3%               (11.9)%                35.0%             33.0%
                                            ====                 =====                 =====             =====


NOTE 11--NET INCOME PER SHARE--PRO FORMA (UNAUDITED).

     Net income per share--pro forma (unaudited) was computed by using the weighted average number of shares outstanding during each period retroactively reflecting the proposed exchange.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                              ---------------------

                                TABLE OF CONTENTS

                                            PAGE

Available Information.......................   2
Forward-Looking Statements..................   2
Prospectus Summary..........................   3
Risk Factors................................   5
Use of Proceeds.............................   12
Dividend Policy.............................   12
Price Range of the Company's Common
    Stock...................................   13
Selected Financial Data.....................   14
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations...........................   16
Business....................................   22
Management..................................   32
Certain Relationships and Related
    Party Transactions......................   36
Principal Stockholders......................   38
Description of Capital Stock................   39
Plan of Distribution........................   44
Selling Stockholders........................   45
Legal Matters...............................   45
Experts.....................................   45
Index to Financial Statements...............   F-1


                                CFI MORTGAGE INC.





                                   PROSPECTUS






                                __________, 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Certificate of Incorporation provides for indemnification of its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

     The Company's Certificate of Incorporation eliminates and liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duties to the Company, except where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or a stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available if (i) a director breaches, or fails to perform, his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitute: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     CERTIFICATE AND BYLAWS. The Company's Certificate of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers, agents or employees of the Company to whom the Company has agreed to grant indemnification.

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All items are estimated except the registration and filing fees.

SEC registration fee...........................  $2,252
Printing expenses..............................  $      *
Legal fees and expenses........................  $      *
Accounting fees and expenses...................  $      *
Miscellaneous..................................  $      *
                                                 --------
         Total.................................  $      *
                                                 ========

         -----------------
         *        To be completed by amendment.

ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its formation in April 1989, CFI Mortgage Corporation ("CFI Mortgage") issued, in equal shares, an aggregate of 2,500 shares of common stock to each of Vincent J. Castoro, Christopher C. Castoro and Robert Castoro. Robert Castoro, who is also a son of Vincent C. Castoro, is not currently involved in the business of the Company. In June 1992, CFI Mortgage issued 5,000 shares of common stock to Vincent C. Castoro in exchange for 40% of the capital stock of 430 Carroll Street Inc. ("Carroll Street"). The remaining 60% of the equity interest in Carroll Street continued to be owned by Vincent C. Castoro. In connection with the transfer to CFI Mortgage of the interest in Carroll Street, Mr. Castoro's sons transferred to their father an aggregate of 250 shares of common stock, with the result that Vincent C. Castoro owned 5,250 shares of common stock of CFI Mortgage. Robert Castoro gave his remaining 750 shares to his father when he resigned from CFI Mortgage in 1993. Thereafter, on March 1, 1993, Vincent C. Castoro gave 3,000 shares of common stock to each of Vincent J. Castoro and Christopher C. Castoro. In March 1997, CFI Mortgage Inc. was incorporated in Delaware, and immediately prior to the Offering Vincent J. Castoro and Christopher C. Castoro contributed their 7,500 shares of common stock of CFI Mortgage to the Company in exchange for 1,200,000 shares of Common Stock of the Company. Such securities were issued to a total of four individuals, all of whom at the time of such issuance were officers and employees of the Company, in transactions qualifying for the exemption from registration afforded by Section 4(2) of the Securities Act.

     On December 3, 1997, the Registrant sold 2,060 shares of Series A Convertible Preferred Stock for $2,000,000 to certain institutional investors. The foregoing shares were sold without registration in a transaction qualifying for exemption from registration afforded by Section 4(2) of the Securities Act.

ITEM 27.   EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION

+3.1   Certificate of Incorporation of the Registrant

+3.2   Bylaws of the Registrant

+3.3   Specimen Common Stock certificate

*3.4 Certificate of Designation of the Series A Convertible Preferred Stock of the Registrant

*5.1   Opinion of Stroock & Stroock & Lavan LLP

*24.1 Consent of Weinick Sanders Leventhal & Co. LLP (successor to the practice of Martin Leventhal & Company LLP, certified public accountants)

*24.2  Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

*25    Power of Attorney (included on signature page)
--------------

+ Incorporated by reference to the Company's Registration Statement on Form SB-2 (File No. 333-6660) dated May 27, 1997.

*      Filed herewith.

ITEM 28.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the law or high end of the estimate maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed pursuant to Rules 424(b)(1), and 42(b)(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment, if any, that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of West Palm Beach, State of Florida, on January 20, 1998.


                                          CFI MORTGAGE INC.


                                          By: /S/ CHRISTOPHER C. CASTORO
                                          Vincent C. Castoro
                                          Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons on behalf of the Registrant and in the capacities and on the dates stated. Each person whose signature appears below hereby authorizes Christopher C. Castoro and Vincent J. Castoro and any of them acting individually, with full power of substitution of file one or more amendments, including Post-Effective Amendments, to this Registration Statement, which Amendments may make such changes as any of them deems appropriate, and each person whose signature appears below, individually and in each capacity stated below, hereby appoints Christopher C. Castoro and Vincent J. Castoro and any of them acting individually, with full power of substitution, as Attorney-in-Fact to execute his name on his behalf to file any such Amendments to this Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                      TITLE                     DATE

/S/ VINCENT C. CASTORO        Chairman of the
    Vincent C. Castoro        Board of Directors       January 20, 1998

/S/ CHRISTOPHER C. CASTORO    Chief Executive
    Christopher C. Castoro    Officer and Director     January 20, 1998

/S/ ROBERT A.  SIMM           Principal
    Robert A.  Simm           Accounting Officer       January 20, 1998

/S/ VINCENT J. CASTORO        Vice-President
    Vincent J. Castoro        and Director             January 20, 1998

/S/ THOMAS J. HEALY
    Thomas J. Healy           Director                 January 20, 1998

/S/ ROBERT J. THOMPSON
    Robert J. Thompson        Director                 January 20, 1998

                                  EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                   DESCRIPTION                                    NUMBER

+3.1   Certificate of Incorporation of the Registrant

+3.2   Bylaws of the Registrant

+3.3   Specimen Common Stock certificate

*3.4 Certificate of Designation of the Series A Convertible Preferred Stock of the Registrant

*5.1   Opinion of Stroock & Stroock & Lavan LLP

*24.1 Consent of Weinick Sanders Leventhal & Co. LLP (successor to the practice of Martin Leventhal & Company LLP, certified public accountants)

*24.2  Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

*25    Power of Attorney (included on signature page)
--------------

+ Incorporated by reference to the Company's Registration Statement on Form SB-2 (File No. 333-6660) dated May 27, 1997.
*      Filed herewith.